No Act

P.C. 1/10/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025257

February 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: Pepco Holdings, Inc.

Dear Mr. Gumbs:

This is in regard to your letter dated February 9, 2012 concerning the shareholder proposal submitted by John Capozzi for inclusion in PHI's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that PHI therefore withdraws its request for a no-action letter from the Division received January 10, 2012 [dated January 10, 2011]. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: John Capozzi
FISMA & OMB Memorandum M-07-16

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

KEIR D. GUMBS
TEL 202.662.5500
FAX 202.778.5500
KGUMBS @ COV.COM

February 9, 2012

SENT VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pepco Holdings, Inc. -- Withdrawal of No Action Request Regarding Rule 14a-8 Shareholder Proposal Filed by John Capozzi

Ladies and Gentlemen:

This letter is submitted on behalf of Pepco Holdings, Inc., a Delaware corporation (the "Company"), in connection with the Company's letter dated January 10, 2012 notifying the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a shareholder proposal, received on November 30, 2011 (the "Proposal"), from John Capozzi (the "Proponent").

A letter from the Proponent, received on February 4, 2012, stating that the Proposal has been voluntarily withdrawn by the Proponent is enclosed as Exhibit A. In reliance on Proponent's letter, the Company hereby withdraws the no-action request relating to its ability to properly exclude the Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934.

If you have any questions regarding this letter or desire additional information, please contact me at (202) 662-5500 or by e-mail at kgumbs@cov.com, or Jane K. Storero, the Company's Vice President, Corporate Governance and Secretary, at (202) 872-3487 or by e-mail at JKStorero@pepcoholdings.com.

Very truly yours,

Keir D. Gumbs

cc: Ms. Jane K. Storero
Mr. John Capozzi

Exhibit A

From:	JKStorero@pepcoholdings.com
To:	Gumbs, Keir
Subject:	Fw: DC Solar Rebate
Date:	Tuesday, February 07, 2012 4:54:58 PM
Attachments:	Pepco Shareholder Resolution withdrawl letter 2012.doc

See attached letter from shareholder withdrawing the proposal.
Jane K. Storero
Vice President Corporate Governance and Secretary
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068
202-872-3487
JKStorero@pepcoholdings.com

----- Forwarded by Jane K Storero/EP/PEP on 02/07/2012 04:54 PM -----

From:	John ***FISMA & OMB Memorandum M-07-16***
To:	JKStorero@pepcoholdings.com
Date:	02/07/2012 04:43 PM
Subject:	Re: Fw: DC Solar Rebate

Jane,
Sorry for the delay. Letter attached.
thanks,
John

-----Original Message-----
From: JKStorero <JKStorero@pepcoholdings.com>
To: johncapozzidc***FISMA & OMB Memorandum M-07-16***
Sent: Tue, Feb 7, 2012 3:19 pm
Subject: Fw: DC Solar Rebate

John:

I have not received your letter withdrawing the shareholder proposal. Your prior letter indicated that we would get this on Friday. Please advise as to when we would be able to get this letter.

thanks much,

Jane

Jane K. Storero
Vice President Corporate Governance and Secretary
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

John Capozzi

FISMA & OMB Memorandum M-07-16

2/4/12

Claire L. Williamson
Manager, Shareholder Services
Pepco Holdings, Inc.
800 King Street, 89KS33
P. O. Box 231
Wilmington, DE 19801
(302) 429-3934
(302) 429-3188 Fax

Ms. Williamson,

Please withdraw my shareholder proposal.

Thanks,

John Capozzi

SHAREHOLDER RESOLUTION OF PEPCO

In a 2011 report sponsored by the National Academy of Sciences ("NAS") and requested by U.S. Congress, a committee of renowned scientists, engineers, economists, business leaders and policy makers reaffirmed the widespread scientific consensus that human-related activities, especially the release of greenhouse gas emissions in the atmosphere, are the most likely causes of the global warming observed over the past few decades.

NAS further asserted that this warming trend could not be explained by natural forces such as internal climate variability or changes from the incoming energy of the sun.

Consequently, NAS, along with scientific academies from 10 foreign countries, reiterated the urgent need for substantial action by all nations to reduce greenhouse gas emissions in order to divert the worst possible consequences of global warming.

Here, majority of U.S. states adopted initiatives to reduce greenhouse gas emissions, with at least 34 states having established special government commissions, action plans, reporting requirements and/or renewable energy portfolios standards for utilities, power generators, and energy companies to regulate greenhouse gas emissions.

The business world itself is also recognizing the risks of climate change. In a 2008 study conducted by Ernst & Young and Oxford Analytica, the insurance industry listed climate change as the number one risk facing the insurance industry, citing potentially long-term, far-reaching and significant impacts on the industry as a whole.

The electric industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U.S. power plants are responsible for nearly 40 percent of U.S. carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In the Carbon Disclosure Project's most recent annual survey of the S&P 500 (released 2010), 55% of utility companies and 51% of energy companies in the S&P 500 are actively implementing greenhouse gas emissions reduction targets. Moreover, 57% of energy companies and 66% of utility companies in the S&P 500 see significant physical risks (including extreme weather) resulting from climate change.

Some of Pepco's industry peers who have set absolute reduction targets include American Electric Power, the nation's largest electric generator, Entergy, Duke Energy, Exelon, National Grid and Consolidated Edison.

Moreover, Duke, Exelon, PG&E Corp, Shell, AES, Conoco Phillips, NRG, GE and others, through their participation in the U.S. Climate Action Partnership, have also publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2013, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

KEIR D. GUMBS
TEL 202.662.5500
FAX 202.778.5500
KGUMBS @ COV.COM

January 10, 2011

SENT VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pepco Holdings, Inc. -- Shareholder Proposal Submitted by John Capozzi

Ladies and Gentlemen:

This letter is submitted on behalf of Pepco Holdings, Inc., a Delaware corporation ("PHI"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of PHI's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a shareholder proposal, received on November 30, 2011 and attached to this letter as Exhibit A (the "Proposal"), from John Capozzi (the "Proponent"). For the reasons set forth below, PHI intends to exclude the Proposal from its proxy materials in reliance on Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10). PHI requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if PHI excludes the Proposal from its 2012 Annual Meeting proxy statement in reliance on Rule 14a-8.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov at least 80 calendar days prior to the date on which PHI will submit its definitive proxy materials for the 2012 Annual Meeting to the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent to the Proponent.

THE PROPOSAL

The Proposal requests that PHI's shareholders approve the following resolution:

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2013, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

BACKGROUND AND GROUNDS FOR EXCLUSION

On November 30, 2011, the Proponent sent the Proposal via e-mail for inclusion in PHI's proxy materials for the 2012 Annual Meeting. Attached to the Proposal was what appears to be a print-out from the Proponent's brokerage account with Vanguard Investments intended to demonstrate the Proponents satisfaction of the minimum ownership requirements imposed by Rule 14a-8(b). In accordance with Rule 14a-8(f)(1), by letter dated December 8, 2011 (attached as Exhibit B), PHI requested that the Proponent provide PHI with proof of the shareholder's ownership in a form that complies with Rule 14a-8.

In response to this request, the Proponent forwarded to PHI a letter from Vanguard Brokerage Services dated December 20, 2011 (attached as Exhibit C) that was intended to demonstrate the Proponent's satisfaction of Rule 14a-8's minimum ownership requirements (the "Broker Letter"). In that letter, which was addressed to the Proponent, Vanguard Brokerage Services stated that "This letter confirms that as of December 15, 2011, you own 249.3357 shares of Pepco Hldgs Inc (POM) in your Vanguard SEP-IRA Brokerage Account *** FISMA & OMB Memorandum M-07-16 ***." As will be discussed, this letter was deficient for two reasons: first, it only stated the t's ownership as of December 15, 2011 and not November 30, 2011, the date that the Proponent submitted the Proposal. Second, the Broker Letter failed to establish that the Proponent owned his shares continuously for one year as of the date that the Proponent submitted the Proposal.

In addition to these procedural deficiencies, PHI has substantially implemented the Proposal. Specifically, PHI has adopted plans to reduce its greenhouse gas ("GHG") emissions and has implemented these plans, in part, through the sale of substantially all of its generation assets and the planned retirement of its two remaining fossil-fueled generation facilities in the District of Columbia by the end of 2012. Further, it has provided detailed disclosure regarding its efforts to reduce GHG emissions in a report prepared for shareholders and other stakeholders. This information is included in PHI's environmental sustainability report, which is available at www.pepco.com/energy/environment/ and a copy of which is attached hereto as Exhibit D.

Ultimately, we believe that the Proponent has not taken PHI's actions or disclosures regarding its plans to reduce GHG emissions, the sale of substantially all of its generation assets or the planned retirement of its remaining fossil-fueled generation facilities into account in submitting the proposal to PHI. That is because, unlike the generating companies typically targeted by proposals of this type, PHI no longer is in the electricity generation business; instead PHI has narrowed the focus of its business to electricity transmission and distribution.

Based on the foregoing, PHI believes that the Proposal may properly be excluded from the proxy materials for the 2012 Annual Meeting pursuant to:

- Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide PHI with a statement from the record holder of his shares demonstrating that he satisfied the minimum ownership requirements of Rule 14a-8(b) continuously for one year as of the date that he submitted the Proposal, and failed to adequately cure such deficiencies within the time period set forth in Rule 14a-8(f)(1); and
- Rule 14a-8(i)(10) because PHI already has substantially implemented the Proposal.

DISCUSSION

A. Rules 14a-8(b) and 14a-8(f) –The Proponent Has Failed to Establish His Eligibility to Submit the Proposal

Under Rule 14a-8(b), a shareholder that is not the registered holder of its shares and does not file beneficial ownership reports with the SEC must demonstrate that it satisfies the minimum ownership requirements of Rule 14a-8 by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Neither the account statements that the Proponent initially provided nor the Broker Letter satisfies these requirements. The account statements are inadequate as a general matter, while the Broker Letter only addressed the Proponent's ownership as of December 15, 2011 (15 days after the submission of the Proposal), and does not indicate whether the Proponent owned the required amount of PHI stock continuously for one year as of November 30, 2011.

With respect to the account statements, the Staff has taken the position that an account statement cannot be used to demonstrate satisfaction of the minimum ownership requirements imposed by Rule 14a-8. *See e.g.* Great Plains Energy Incorporated (January 19, 2011) (granting no-action relief under Rule 14a-8(b) where the only proof of ownership offered were account statements showing ownership of the company's stock); *see also* Staff Legal Bulletin No. 14 (July 13, 2001), Section C.1.c.2 ("Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities? No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.")

The Staff has taken a similarly clear position with respect to letters intended to satisfy Rule 14a-8(b) that do not confirm a shareholder's ownership continuously for one year as of the date that the shareholder submitted the shareholder proposal. In Staff Legal Bulletin No. 14, the Staff provided the following example, which illustrates the date that a record holder must use to demonstrate that a shareholder is eligible to submit a Rule 14a-8 shareholder proposal:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Staff Legal Bulletin No. 14 (July 13, 2001), Section C.1.c.3. Much like the example above, the Broker Letter indicates that the Proponent owned PHI shares on a date (December 15, 2011) that was different than the date that the Proponent submitted the Proposal (November 30, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of such date.

The Staff has granted no-action relief on this basis on numerous occasions in the past. *See e.g., Kindred Healthcare, Inc.* (February 1, 2011) (granting no-action relief where the written statement from the "record holder" indicated that the proponent held the securities as of December 3, 2010, but the proposal was submitted on November 30, 2010); *Deere & Company* (November 16, 2011) (granting no-action relief where the written statement from the "record holder" verified that the proponent had continuously held the securities for a period of one year as of June 13, 2011, but the proposal was submitted on June 24, 2011.); *Yahoo! Inc.* (March 24, 2011) (granting no-action relief where the written statement from the "record holder" indicated that the proponent had continuously held the securities for a period of one year as of December 14, 2010, but the proposal was submitted on December 15, 2010); *Verizon Communications Inc.* (January 12, 2011) (granting no-action relief where the written statement from the "record holder" indicated that the proponent had continuously held the securities for a period of one year as of November 16, 2010, but the proposal was submitted on November 17, 2010); *AT&T Inc.* (December 16, 2010) (granting no-action relief where the written statement from the "record holder" indicated that the proponent had continuously held the securities for a period of one year as of October 31, 2010, but the proposal was submitted on November 10, 2010).

As was the case in each of the no-action requests discussed in the preceding paragraph, the Proponent has failed to provide a statement from the record holder of his shares verifying that the Proponent owned the minimum amount of PHI shares continuously for one year as of the date that he submitted the Proposal. Based on this shortcoming, PHI respectfully requests that the Staff confirm that PHI may exclude the Proposal from the proxy materials for the 2012 Annual Meeting under Rule 14a-8(f).

B. Rule 14a-8(i)(10) – PHI has Substantially Implemented the Proposal

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. A company need not have fully effected a proposal in order for Rule 14a-8(i)(10) to serve as a basis for exclusion; rather, the company must have "substantially implemented" the proposal. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-20091 (Aug. 16, 1983). The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Such is the case here.

The Proposal asks PHI's Board of Directors to adopt quantitative goals for reducing total GHG emissions from PHI's products and operations and to provide a report to shareholders regarding its plans to achieve these goals. PHI has adopted plans to reduce its GHG emissions and has substantially implemented these plans, in part, through the sale of substantially all of PHI's generation assets and the planned retirement of its two remaining fossil-fueled generation facilities in the District of Columbia by the end of 2012. Further, PHI has provided detailed disclosure regarding its efforts to reduce GHG emissions in a report prepared for shareholders and other stakeholders. These efforts are discussed in greater detail below.

PHI Has Adopted and Disclosed Its Commitment to Reducing GHG Emissions

PHI has adopted and announced a long-standing commitment to reducing its GHG emissions, which is embodied in its environmental policy, which states, in relevant part:

> Pepco Holdings, Inc. is dedicated to conducting its business activities with respect and care for the environment. We focus on providing safe, reliable and affordable energy to our customers while we strive to minimize environmental impacts that result from our operations. The following principles guide our activities in protecting and preserving the environment for future generations. ... Seek to continually assess and improve our environmental performance at all levels of the company through proactive management and integration of innovative pollution prevention, greenhouse gas management, habitat and

species protection and natural resource conservation considerations into our business planning process.

In addition to this statement, PHI describes its commitment to reducing its GHG emissions as follows:

PHI recognizes the benefits of reducing greenhouse gas (GHG) emissions on a global basis and is taking action to reduce its carbon footprint. We are working hard to develop and implement solutions to climate change that balance the need to protect the environment with the need to minimize the economic impacts on American families and businesses. PHI has many strategies in place to stabilize and gradually reduce our GHG emissions through deploying cost- effective, emission-reducing technologies throughout our operations, including:

- Alternatively fueled, hybrid electric and plug-in electric vehicles;
- Energy-efficient lighting for facilities and properties;
- Energy-efficient heating, ventilation and air-conditioning systems in our facilities; and
- Long-standing commitments to waste recycling programs that reduce indirect emission of GHG (from the manufacture of new materials and the decomposition of waste materials).

These statements are included in PHI's environmental sustainability report, which is available at www.pepco.com/energy/environment/. The information included in this report represents the current GHG reduction policies and plans currently adopted by the Board.

In addition to the information disclosed in the sustainability report, PHI was named once again to the Carbon Disclosure Project's ("CDP's") Carbon Disclosure Leadership Index, which highlights S&P 500 companies that have displayed the most professional approach to corporate governance with respect to climate change disclosure. The questionnaire used by the CDP to evaluate these matters focuses on GHG emissions, emissions reduction targets and risks and opportunities associated with climate change. PHI's completed questionnaire, which is publicly available, discloses the goal of reducing CO_2 emissions by 220,000 metric tons by the end of 2012 through the decommissioning of PHI's two remaining fossil-fueled generation facilities located in the District of Columbia. This, in combination with the disclosures described in the preceding paragraphs, substantially implements the Proposal in that it represents a publicly stated goal for a reduction in GHG emissions along with a specific time frame for such reduction.

Steps PHI has Taken that Reduce Regional GHG Emissions

As is clear from statements in the supporting statement as well as the resolution itself, the goal of the Proposal is for PHI to reduce GHG emissions in general, but particularly with respect to emissions from PHI's electric generating assets:

> The electric industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U.S. power plants are responsible for nearly 40 percent of U.S. carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

As this statement illustrates, we believe that the Proponent has not taken PHI's actions and disclosures regarding its plans to reduce GHG emissions, including the sale of substantially all of its generation assets or the planned retirement of its remaining fossil-fueled generation facilities into account in submitting the proposal to PHI. This is because, unlike the companies referred to in the quoted language, beginning at the end of 2012, PHI will no longer be in the power generation business – the changes described above have narrowed the focus of the company's business to electricity transmission and distribution, but not generation.

Even assuming that the Proponent intended to submit the Proposal to PHI despite these changes, we believe that the goal of the Proposal is substantially achieved by the fact that PHI sold substantially all of its electric generating assets to Calpine in 2010. Calpine operates a fleet of natural gas-fired plants and no longer burns coal at any of the plants it acquired from PHI. PHI also intends to retire its remaining fossil-fueled generation facilities in the District of Columbia by the end of 2012 which will facilitate the generation of energy from more modern and efficient sources in PHI's region. By deactivating its remaining generating assets, PHI will have effectively eliminated 11% of its GHG emissions, as reported in 2010. As a result of these efforts, we believe that PHI has implemented the essential objective of the Proposal.

Other Efforts PHI Has Taken to Reduce GHG Emissions

In addition to its publicly disclosed plans for GHG reduction by decommissioning its power generation facilities in the District of Columbia, PHI also currently is in the process of developing a company-wide climate change program to manage future risks associated with GHG emissions from its operations based on its current operating structure. PHI is initiating a process for establishing a GHG emissions baseline, and is identifying potential, feasible GHG target reductions across all of its operations and related business activities going forward. This process will require establishing a baseline emissions case that excludes emissions from electric generation and the tracking of emission reductions against this baseline will begin with calendar year 2013.

Other steps that PHI is taking or has taken include:

- *Reduction of GHG Emissions in PHI Facilities and Operations.* PHI is deploying numerous technologies to stabilize and gradually reduce its GHG emissions including:

alternatively fueled, hybrid electric and plug-in electric vehicles; energy-efficient lighting for facilities and properties; energy-efficient heating, ventilation and air-conditioning systems in its facilities; and long-standing waste recycling programs for materials of all kinds that reduce indirect emission of GHG (from the manufacture of new materials and the decomposition of waste materials). Edison Place, PHI's corporate headquarters, earned D.C.'s first certification for existing buildings under the LEED rating system, which measures the environmentally friendly aspects of a building's operations and maintenance. The building won a Gold rating after being evaluated on how well it performed on various environmental metrics, including energy-saving measures — an area where PHI was able to demonstrate significant carbon emission reductions.

- *Customer-Oriented Programs to Reduce GHG Emissions*. PHI's regulated utilities (Atlantic City Electric, Delmarva Power and Pepco) and Pepco Energy Services — through its market-based energy conservation consulting business — offer customers diverse programs through which to reduce their GHG emissions:

    - *Blueprint for the Future* – PHI's utilities are implementing PHI's *Blueprint for the Future*. This comprehensive plan is designed to meet the challenges of rising energy costs and to limit the impact of energy use on the environment. PHI's investments in *Blueprint for the Future* projects and programs include advanced metering infrastructure and other technological improvements designed to help its electric utility customers make more informed decisions about their energy use and reduce their energy consumption. This plan includes demand reduction programs, including installation of smart thermostats and digital air- conditioning cycling switches, which are designed to reduce emissions associated with electricity consumption. While implementation of the *Blueprint for the Future* has already begun, both the timing and the full benefit of implementing these technologies depend in large part on public utility commission approvals in each of the jurisdictions where PHI operates.

    - *ENERGY STAR CFL Discount Program* – PHI launched its ENERGY STAR CFL discount program in November 2007, under which Maryland customers who purchase qualified CFLs at participating hardware stores receive discounts on their bulb purchases. An additional lighting program was launched in the District of Columbia in July 2009. Because CFLs use less energy, power plants will need to generate less electricity and transmission program losses will be reduced, in turn reducing GHG emissions.

    - *Pepco Energy Services Initiatives* – Pepco Energy Services contracts with third parties to provide renewable energy and energy efficiency services. These service contracts will result in decreased GHG emissions by large commercial, institutional and government customers.

- *Participation in Regional and State Renewable Energy Programs*. Under the laws of New Jersey, Maryland, Delaware and the District of Columbia, PHI's utilities are responsible for meeting legally binding renewable energy targets for the power purchased to supply those customers who do not choose an alternative supplier. Delmarva Power, one of PHI's utility subsidiaries, has contracted for up to 150 MW of land-based wind generation. Some contracts have already come online, while the remaining contracts are expected to follow between 2012 and 2015. These contracts are part of PHI's strategy to comply with state renewable portfolio standards. Delmarva Power also has executed a proposed 20-year contract to purchase up to 16,500 Solar Renewable Energy Credits ("SRECs") per year from a 10 MW photovoltaic solar facility in Dover, Delaware. This facility came online in the summer of 2011.

PHI has realized many GHG reduction successes through the implementation of these abovementioned initiatives. Since 2009, PHI's CFL program has avoided emissions totaling an estimated 74,974 tons of CO_2 annually for the lifetime use of the CFL bulbs. In addition, energy efficiency and renewable energy initiatives implemented under PES's recent contracts are estimated to reduce CO_2 emissions by an average of over 16,400 metric tons annually.

PHI's Efforts Provide a Basis for Excluding the Proposal Under Rule 14a-8(i)(10)

We believe that, taken together, the foregoing actions substantially implement the Proposal. As noted above, the Proposal asks PHI's Board of Directors to adopt quantitative goals for reducing total GHG emissions from its products and operations and to provide a report to its shareholders regarding its plans to achieve these goals. This request is implemented by the steps PHI has taken and is in the process of taking to reduce GHG emissions. Any further meaningful quantification cannot occur until the remaining fossil-fuel fired generation assets are retired and a new baseline is established which cannot occur until calendar year 2013. The information in the PHI sustainability report provides comprehensive disclosure regarding PHI's overall environmental policies, providing shareholders with ample information about such policies. Accordingly, the Proposal has been rendered moot, providing a basis for excluding the Proposal under Rule 14a-8(i)(10).

The Staff has consistently permitted exclusion of a shareholder proposal in similar circumstances. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); *PG&E Corporation* (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); *Aetna Inc.* (March 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal). In each of these letters, the company was able to demonstrate that it had already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. Similarly, PHI's disclosures implement the essential objective of the proposal—obtaining disclosure regarding PHI's goals for reducing GHG emissions. Based on these facts and the precedent described above, PHI has substantially implemented the Proposal and, therefore, it may exclude the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

The Proponent is ineligible to submit the Proposal because the Proponent failed to provide an adequate written statement from its broker verifying that the Proponent has owned the required amount of PHI shares for at least one year as of the date that the Proponent submitted the Proposal. In addition, PHI has substantially implemented the Proposal. As a result, and based on the facts and the no-action letter precedent discussed above, PHI intends to exclude the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b), 14a-8(f), and 14a-8(i)(10). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PHI so excludes the Proposal.

PHI has had discussions with the Proponent and intends to meet with the Proponent to discuss the Proposal, as well as the potential withdrawal of the Proposal on a voluntary basis. PHI hopes, based on conversations with the Proponent to date, that the Proponent will ultimately withdraw the Proposal. Due to the deadline imposed by Rule 14a-8(j), however, we are submitting this no-action request on behalf of PHI to preserve its rights under Rule 14a-8. We will provide the Staff with an update regarding these discussions following the conclusion of PHI's discussions with the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (202) 662-5500 or by e-mail at kgumbs@cov.com, or Jane K. Storero, PHI's Vice President, Corporate Governance and Secretary, at (202) 872-3487 or by e-mail at JKStorero@pepcoholdings.com.

Very truly yours,

Keith D. Gumbs

cc: Ms. Jane K. Storero
Mr. John Capozzi

Exhibit A
Shareholder Proposal from John Capozzi

SHAREHOLDER RESOLUTION OF PEPCO

In a 2011 report sponsored by the National Academy of Sciences ("NAS") and requested by U.S. Congress, a committee of renowned scientists, engineers, economists, business leaders and policy makers reaffirmed the widespread scientific consensus that human-related activities, especially the release of greenhouse gas emissions in the atmosphere, are the most likely causes of the global warming observed over the past few decades.

NAS further asserted that this warming trend could not be explained by natural forces such as internal climate variability or changes from the incoming energy of the sun.

Consequently, NAS, along with scientific academies from 10 foreign countries, reiterated the urgent need for substantial action by all nations to reduce greenhouse gas emissions in order to divert the worst possible consequences of global warming.

Here, majority of U.S. states adopted initiatives to reduce greenhouse gas emissions, with at least 34 states having established special government commissions, action plans, reporting requirements and/or renewable energy portfolios standards for utilities, power generators, and energy companies to regulate greenhouse gas emissions.

The business world itself is also recognizing the risks of climate change. In a 2008 study conducted by Ernst & Young and Oxford Analytica, the insurance industry listed climate change as the number one risk facing the insurance industry, citing potentially long-term, far-reaching and significant impacts on the industry as a whole.

The electric industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U.S. power plants are responsible for nearly 40 percent of U.S. carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In the Carbon Disclosure Project's most recent annual survey of the S&P 500 (released 2010), 55% of utility companies and 51% of energy companies in the S&P 500 are actively implementing greenhouse gas emissions reduction targets. Moreover, 57% of energy companies and 66% of utility companies in the S&P 500 see significant physical risks (including extreme weather) resulting from climate change.

Some of Pepco's industry peers who have set absolute reduction targets include American Electric Power, the nation's largest electric generator, Entergy, Duke Energy, Exelon, National Grid and Consolidated Edison.

Moreover, Duke, Exelon, PG&E Corp, Shell, AES, Conoco Phillips, NRG, GE and others, through their participation in the U.S. Climate Action Partnership, have also publicly stated that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2013, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Shareholders Name

____

John Capozzi

*** FISMA & OMB Memorandum M-07-16 ***

11/30/11

Claire L. Williamson
Manager, Shareholder Services
Pepco Holdings, Inc.
800 King Street, 89KS33
P. O. Box 231
Wilmington, DE 19801
(302) 429-3934
(302) 429-3188 Fax

Ms. Williamson,

Here is the information for the proof of Stock Ownership of my Pepco holdings, [which is greater than 1% of the Company's voting securities]. I have owned this stock since at least January 1, 2000. **Moreover, I intend to hold ownership of my securities through the date of Pepco's 2012 annual shareholder meeting.** Please accept my shareholder proposal.

Thanks,

John Capozzi

Page 2 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B
PHI Deficiency Notice Dated December 8, 2011

Pepco Holdings, Inc

EP1300
701 Ninth Street, NW
Washington, DC 20068

Jane K. Storero
Vice President Corporate Governance
Secretary and Assistant Treasurer

(202) 878-3487
(202) 331-6659 Fax
JKStorero@pepcoholdings.com

December 8, 2011

John Capozzi

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Capozzi:

I am writing on behalf of Pepco Holdings, Inc. (the "Company") with regard to the shareholder proposal, dated November 30, 2011 (the "Proposal"), that you submitted for inclusion in the Company's proxy statement for its 2012 Annual Meeting of Shareholders (the "Proxy Statement"). The purpose of this notification is to bring to your attention a procedural deficiency under Securities and Exchange Commission ("SEC") Rule 14a-8 (a copy of which is attached to this notification) and to provide you with an opportunity to correct the deficiency. The failure to correct the deficiency within 14 calendar days after receiving this notice will provide the Company with a basis to exclude the Proposal from the Proxy Statement.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that in order to be eligible to submit a proposal for inclusion in a company's proxy statement, the proponent is required to furnish sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of the company's voting stock for at least one year as of the date the proposal is submitted. I have reviewed information provided to me by the Company's transfer agent and it does not indicate that you are a record owner of sufficient shares of the Company's common stock ("Common Stock") to satisfy this requirement. Instead, you appear to be relying on the ownership of the shares of Common Stock you hold through your account with Vanguard. However, the account statement information you submitted with the Proposal does not meet the requirements of Rule 14a-8(b).

Where a shareholder is seeking to satisfy the continuous ownership requirement with shares held through a broker, Rule 14a-8(b) explains that proof of such continuous ownership generally must be in the form of an affirmative written statement from the "record holder" of the shares verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the requisite number of shares for at least one year. Only banks or brokers that are DTC participants are deemed record holders for the purposes of Rule 14a-8. In the case of your Vanguard shares, either Vanguard or another broker or bank through which Vanguard holds the shares would be the DTC participant. You can determine whether Vanguard is a DTC participant by checking DTC's participant list at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If Vanguard is not on this list, you will need two letters – one from Vanguard confirming your ownership, and another from the DTC participant through which Vanguard holds shares confirming Vanguard's ownership. Accordingly, we recommend that you contact Vanguard to obtain the appropriate documentation.

As noted above, Rule 14a-8(f) requires that you adequately correct this deficiency within 14 calendar days from the date you received the Company's notification. Accordingly, any response to the Company for this purpose must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this notification.

Please address all future correspondence concerning this matter to my attention:

Jane K. Storero
Vice President Corporate Governance and Secretary
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068
JKStorero@pepcoholdings.com
Fax: (202) 331-6659

Please be aware that the Company is continuing to evaluate the Proposal, and we will be in touch with you to discuss this proposal at greater length.

Notwithstanding any satisfactory response to this notification, the Company reserves the right to exclude the Proposal from the Proxy Statement on other grounds. The Company also reserves the right to seek relief from the SEC as appropriate.

Thank you for your continued support of the Company.

Sincerely,

Jane K. Storero

Jane K. Storero
Vice President Corporate Governance
and Secretary

Exhibit C
Broker Letter From Vanguard Brokerage Services

Confirmation Letter for John Capozzi
John Capozzi
to:
jkstorero
12/21/2011 12:10 PM
Show Details

History: This message has been forwarded.

Ms. Storero,
Here is the letter from Vanguard regarding confirmation of ownership. I will call you soon to confirm your receipt.
Thanks,
John Capozzi
*** FISMA & OMB Memorandum M-07-16 ***

Vanguard

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 20, 2011

JOHN J CAPOZZI JR

*** FISMA & OMB Memorandum M-07-16 ***

RE: Account Infomation

Dear Mr. Capozzi:

Thank you for taking the time to contact us.

This letter confirms that as of December 15, 2011, you own 249.3357 shares of Pepco Hldgs Inc (POM) in your Vanguard SEP-IRA Brokerage Account ***FISMA & OMB Memorandum M-07-16*** you hold securities through Vanguard Brokerage Services®, the shares are held in "street name." This means they are registered in the name of Vanguard Brokerage Services, a Division of Vanguard Marketing Corporation, a Depository Trust Company (DTC) participant, but you retain all ownership rights.

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time.

Sincerely,

Vanguard Brokerage Services
Retail Investor Group

AXZ

10451230

Exhibit D
PHI Sustainability Report


Powering a Sustainable Future
Pepco Holdings, Inc.
2010 Annual Environmental Sustainability Report



"Together with our customers, we are committed to improving — and sustaining — the communities we serve."

JOSEPH M. RIGBY
PHI CHAIRMAN, PRESIDENT AND CEO

ON THE COVER:
PHI's service territories are home to numerous wetlands such as the Bombay Hook National Wildlife Refuge that stretches eight miles along Delaware Bay.

Table of Contents



Joseph M. Rigby
Chairman, President and CEO

A Sustainability Message from Our Chairman

In just the past few years, "sustainability" has become part of everyday conversation. Here at PHI, sustainability is a fundamental principle that continues to guide our business and enable our success, both for today and into the future. Our business is delivering reliable, safe and affordable electricity and natural gas to our customers. Our challenge is to conduct that business while minimizing and offsetting environmental impacts; seeking sources for electricity that balance affordability with reduced resource consumption; and managing our businesses effectively to meet the needs and expectations of our customers and shareholders.

The key here is achieving equilibrium among our many goals that sometimes appear to compete with each other. In the short term, it may seem that choosing one over another is a necessity. But in the long term – and this is where we focus our thinking – the more we view sustainability as an operational goal, the more integrated and successful our business.

Recently, our priority has been upgrading our power delivery system to make it more reliable.



PHI Chairman, President & CEO Joseph M. Rigby discusses PHI's smart grid strategy while welcoming attendees to the May 2010, PHI-sponsored Smart Grid Policymaker Panel Session at the National Air and Space Museum in Chantilly, Va.


tional Air and Space
Steven F. Udvar-Hazy Center



We have invested tens of millions of dollars over the past year, accelerating activities needed to provide excellent service to our customers. This includes stepped-up tree trimming along power lines, upgrading critical infrastructure and replacing aging underground cable. We still have a lot of work to do, but we are making progress.

Reliable electric service is critical to more than our success as a company, or even our customers' satisfaction. The nation's economy and national security, and the financial security of every business in the U.S., all rely on the continued ability of PHI and others in our industry to deliver sufficient and reliable electricity.

PHI's strategic plan for meeting reliability and service obligations is centered on two interrelated initiatives: rolling out a well-designed and carefully deployed "smart grid" and constructing and maintaining a transmission and distribution system capable of meeting our region's demand for electricity.

After careful planning, we are well on our way to making the smart grid a reality for our customers by installing advanced technologies. We are deploying smart meters that will provide customers with detailed, account-specific information to help them better manage their energy

Our challenge is to conduct business while minimizing and offsetting environmental impacts; seeking sources for electricity that balance affordability with reduced resource consumption; and managing our businesses effectively to meet the needs and expectations of our customers and shareholders.

use and reduce the impact of power production on the environment. We are putting smart relays on our electric system to automatically reroute power if equipment problems are encountered, reducing the number of truck rolls and the associated fuel consumption and emissions. And as the smart grid becomes activated, we will be able to pinpoint the location of individual power outages, making restoration more efficient.

PHI's power delivery construction program is designed to enhance our energy import capabilities from both traditional and renewable generation sources and to allow for integration of solar, wind and other energy alternatives at customer sites. New transmission projects are engineered in collaboration with local communities and with environmental sensitivity as a priority. Our project managers engage in careful siting and use state-of-the-art technology to maximize capacity while protecting the environment. Our existing rightsofway span thousands of miles and have become home to diverse plant and animal species. These rightsofway are carefully nurtured to maintain equipment reliability, while fostering safe and abundant habitats for wildlife.

We at PHI continue to focus on making our operations more energy efficient through greening our facilities, transitioning to alternatively fueled vehicles and "reducing, reusing and recycling." Together with our customers, we are committed to improving – and sustaining – the communities we serve. Information on our sustainability progress can be found in the pages of this report.

Joseph M. Rigby
Chairman, President and CEO



PHI Environmental Policy

Pepco Holdings, Inc. is dedicated to conducting its business activities with respect and care for the environment. We focus on providing safe, reliable and affordable energy to our customers while we strive to minimize environmental impacts that result from our operations. The following principles guide our activities in protecting and preserving the environment for future generations.



We will:

- Conduct all operations, including production, transmission, distribution and sales of our products and services, in compliance with applicable environmental laws and regulations and corporate policies and procedures.
- Seek to continually assess and improve our environmental performance at all levels of the company through proactive management and integration of innovative pollution prevention, greenhouse gas management, habitat and species protection and natural resource conservation considerations into our business planning process.
- Use cost-effective advanced technologies, innovative customer programs and renewable energy sources to enable a reliable, energy-efficient and environmentally friendly tomorrow for our customers.
- Foster open dialogue with employees, shareholders, customers and other stakeholders, and respond to their concerns about potential impacts of our operations.
- Provide appropriate resources to meet our environmental commitments.
- Collaborate with members of the scientific, business and government communities and other stakeholders to analyze emerging environmental issues in our industry and foster the development of sound, scientifically based policies and solutions.
- Work with our suppliers and contractors to promote the use of environmentally preferred products and services.

Compliance with applicable environmental laws and regulations is a critical aspect of our corporate values. All PHI employees, contractors and business partners are responsible and will be held accountable for implementing this policy and ensuring ongoing environmental compliance and protection. In support of this policy, fair and reasonable disciplinary action may be applied when appropriate levels of environmental compliance and protection are not achieved.



About PHI

Pepco Holdings, Inc. (PHI) is the parent company of three regulated public utilities — Atlantic City Electric, Delmarva Power and Pepco — making it one of the largest energy delivery companies in the midA tlantic region. The PHI family also includes Pepco Energy Services, a leading supplier of comprehesive energy management solutions. Together, these companies are committed to helping to create a sustainable energy environment for today and tomorrow.

Power Delivery

PHI's utilities deliver electricity to more than 1.8 million residential, industrial, business and government customers in Delaware, the District of Columbia, Maryland and New Jersey. A limited number of natural gas customers in Delaware are served by Delmarva Power. Each PHI utility owns and operates a vast network of wires, substations and other infrastructure for transmitting and distributing electricity. Transmission systems carry wholesale electricity, while distribution facilities carry electricity to retail customers.

All three utilities operate under PHI's Corporate Environmental Policy. They follow the same rigorous guidelines governing PHI's environmental and resource sustainability standards, and have implemented customerf ocused energy conservation programs under agreements with the regulatory bodies in each jurisdiction.

"PHI began its smart grid planning in 2005 and has been steadily progressing in its implementation following regulatory approval in the District of Columbia, Maryland and Delaware. The many customer benefits of the smart grid include improved service reliability and more strategic mobilization of restoration resources. The new Advanced Metering Infrastructure that we are installing — a key smart grid component — will enhance customer service and will dramatically increase our customers' ability to manage their energy needs."



David Velazquez
Executive Vice President, Power Delivery



About PHI

Atlantic City Electric

Atlantic City Electric serves eight counties across a 2,700-square-mile area in southern New Jersey and delivers electricity to more than 548,000 customers. In response to New Jersey's Energy Master Plan and federal and state stimulus initiatives, which collectively encourage new investment in utility infrastructure and energy conservation programs, Atlantic City Electric is committed to investing in stimulus-related projects and capital improvements. These investments will enhance the reliability of the electric system and foster economic growth and employment opportunities in New Jersey.



"New Jersey has surpassed California as the fastest-growing and largest commercial solar market. Atlantic City Electric is committed to working with elected officials, regulators, customers and commercial interests to interconnect renewable generation as safely and efficiently as possible."

Vincent Maione
Region President

Delmarva Power

Delmarva Power's service territory includes Delaware and portions of Maryland, where the company delivers electricity to approximately 500,000 customers. In addition, Delmarva Power delivers natural gas to approximately 123,000 customers in northern New Castle County, Del. Delmarva Power is committed to meeting state renewable portfolio standards and as part of that commitment has contracted to receive up to 350 megawatts of wind power, both on land and offshore. Additionally, Delmarva Power is a key partner in the 10-megawatt Dover SUN Park solar farm, contracting to purchase approximately 70 percent of the farm's annual solar renewable energy credits.



"We have a responsibility to invest in and support the development of clean, renewable energy sources. I'm proud to say Delmarva Power is walking the talk."

Gary Stockbridge
Region President

Pepco

Pepco's service territory comprises the District of Columbia and the majority of Montgomery and Prince George's counties in Maryland, where the company delivers electricity to more than 787,000 customers. Pepco is helping to transform the electric grid into a "smart grid" by installing smart meters across its service territory. In addition, Pepco's portfolio of energyef ficiency programs is designed to support EmPOWER Maryland — Gov. Martin O'Malley's plan to reduce energy consumption by 15 percent in the state by the year 2015.



"Environmental stewardship is a responsibility that Pepco fully embraces. We are proud of our work to protect and preserve the environment, and we remain vigilant. Conserving our natural resources and working with customers on energy conservation measures are priorities that bring us closer to our ultimate goal of a healthy, sustainable environment."

Thomas H. Graham
Region President

Pepco Energy Services

Founded in 1995, Pepco Energy Services is a leading provider of comprehensive energy management solutions for primarily government and institutional clients. The company helps its clients reduce their energy expenses by reducing their consumption and carbon footprint. Pepco Energy Services has developed, implemented and financed more than $1 billion in energy efficiency projects for more than 400 customers. In addition to providing significant business offerings in energy efficiency and energy management services, Pepco Energy Services is highly experienced in developing renewable energy projects. The company has designed and developed multiple solar, landfill gas and geothermal plant installations and also operates and maintains many of these plants.



"We had one goal in mind when we established Pepco Energy Services and that was reducing our customers' energy use. That goal is enhanced by our commitment to a cleaner environment. In helping customers reduce their energy use, we adhere to PHI's Corporate Environmental Policy. The hundreds of millions of dollars in energy savings our clients have realized have been accompanied by significant reductions in greenhouse gas and other emissions."

John Huffman
President & CEO


pepco
RELIABILITY
IMPROVEMENT
WORK IN
PROGRESS
202-833-7500
pepco.com

PHI's Electric System

Reliability, Sustainability Are CoD rivers of PHI's Power Delivery Business



Power delivery is PHI's core business. Building, operating and maintaining transmission and distribution systems that deliver power reliably, safely and economically is how we serve our stakeholders well; we are committed to constantly improving the performance of those systems across all PHI service territories.

Our reliability improvement initiatives include accelerated vegetation management and extensive equipment upgrades, replacement and construction. As we move forward with these improvements, experience has taught us that system management must be carefully planned and executed with equal attention to reliability and sustainability. Care and concern for the environment have long been a major influence on how PHI designs, builds and maintains our system. We scrutinize every aspect of our power delivery business for environmental performance — from sourcing equipment, siting and constructing new system components to monitoring and improving existing facilities and vegetation management on our rights-of-way.

Tree trimming is the most visible vegetation management activity, and a central focus of our ongoing reliability improvement initiative. PHI's certified arborists employ environmentally responsible, best-practice standards in designing our tree-trimming programs. All three of our utilities have been recognized annually by the National Arbor Day Foundation as Tree Line USA® utilities. Pepco is the only U.S. utility to be recognized by the National Wildlife Habitat Foundation for excellence in habitat management along its rights-of-way.



"PHI's smart grid initiatives employ the most efficient, cost-effective technologies to improve the performance of our electric system and empower our customers to better manage their energy use and reduce their carbon footprint. PHI's initiatives to 'green' our operations through using more efficient equipment and processes, combined with our customer-focused energy conservation programs, show how sustainability is embedded in our approach to the power delivery business. We have highlighted these and other initiatives in this report. Take a look at sustainability in action at PHI."

Michael W. Maxwell
Vice President, Asset Management



Smart Grid

PHI's electric grid—a critical backbone of the mid-Atlantic economy—is transforming into the "smart grid," a sophisticated network of automated digital devices capable of communicating vast amounts of real-time information.

Modernizing the century-old system will bring an exciting array of benefits to customers as they seek to better manage their energy use and create a more sustainable environment.

What Is the Smart Grid?

The smart grid uses digital communications and automated devices that enable two-way communications between the meter and the utility, better management of electric system operations, more efficient power delivery, and optimization of power routing. In short, the smart grid is characterized by intelligence, efficiency and resiliency that improve system performance and outage management, while providing customers enhanced opportunity to control their energy use and costs.

A smart grid is made up of several systems. At the heart is advanced metering infrastructure, or AMI, which is a system that collects, measures and analyzes energy usage data from advanced digital electric and gas meters known as smart meters. Also critical to the smart grid is distribution automation technology, which is composed of automated devices that have internal intelligence and can be controlled remotely to better manage power flow and restore service more quickly and safely. Both AMI and distribution automation are enabled by advanced communications infrastructure that is able to communicate to devices on the electric system and carry energy use data to customers and the host utility.

In addition, demand response technologies can

be interfaced with the smart grid to give customers the option of having their air conditioning equipment or thermostats cycled on and off to reduce energy demand or in response to price signals. These programs help to keep energy costs down and preserve the integrity of the electric system during periods of very high energy consumption.

Why the Smart Grid?

A modernized grid provides many benefits including making meter reading more efficient, generating detailed energy usage information for customers to better manage their energy use, enabling special pricing options for customers to save on their energy bills, improving outage management and electric system performance, and facilitating the integration of renewable energy and plugi n vehicles into the electric system.

The smart grid will touch every part of the electric system and will evolve over time. PHI is committed to making the smart grid a reality and is beginning to activate and reap customer and company benefits today.

Better Control of Energy Use and Costs

The installation of smart meters and supporting infrastructure will provide a gateway for customers to assume greater control over their energy use and costs. Once activated, smart meters generate detailed accounts pecific, energy use data at hourly intervals that a customer can view via our online "My Account" service. When customers log into My Account, they can view comparison reports to see where their energy dollars are going, what time of day they use the most energy, and other helpful analyses to enable them to better manage their energy use. In addition, based on the detailed energy data, customers are able to set their own billing dates.

Our deployment of AMI is nearing completion in Delaware and we are in the midst of installing AMI meters for our Pepco customers. We continue to pursue regulatory approval for our Delmarva Power Maryland customers. Atlantic City Electric is awaiting recommendations from New Jersey's Energy Master Plan before proceeding with implementing smart meters there. In total, PHI is installing about 1.2 million smart meters across its jurisdictions.

Special Pricing Options

PHI soon will be able to provide "dynamic" pricing signals to customers through in-home, easy-to-use visualization technology or via text, email or voice communications. Customers will be alerted when prices will rise or fall, on a day-ahead or hour-ahead schedule, so they can adjust their energy use accordingly, either manually or automatically, to save on their energy bill.

Dynamic pricing has important implications for peak demand reduction and is a key component of PHI's *Blueprint for the Future*.

Since electricity cannot readily be stored but must be used the instant it is generated, the electric grid infrastructure must be capable of meeting the highest levels of demand (peak demand). As a result, being able to reduce electricity load during peak periods, commonly referred to as *peak-shaving*, will reduce the need to build generating plants designed specifically to meet extremely high demand for energy.

Pepco, in partnership with the District of Columbia Consumer Utility Board, the District of Columbia Office of the People's Counsel, Public Service Commission of the District of Columbia and the International Brotherhood of Electrical Workers, completed a PowerCents DC™ pilot program in the District of Columbia, the first test of consumer response to smart meters and dynamic pricing.

Customers who participated got a glimpse of life with the smart grid, including the option to use dynamic pricing. Smart meters provided peak energy price alerts, while smart thermostats displayed current energy prices and monthly usage and bill amounts to date. The smart thermostats also were capable of triggering the air conditioning systems to cycle on and off in response to price signals. Both the pricing data and the cycling option allowed customers to take advantage of "dynamic pricing," using less energy when prices were relatively high and rescheduling tasks such as laundry and cooking for when they were relatively lower.

A June 2009 Federal Energy Regulatory Commission (FERC) report identified Maryland as the state with the second-highest demand response potential — a projected reduction in peak demand of 23.8 percent from current levels — under its "achievable" scenario, which includes deploying advanced metering infrastructure, direct load

Installing a smart meter on a customer's home.



"It's in everyone's interest to increase energy efficiency and conserve energy resources."

control and automated thermostats.

Maryland's EmPOWER Maryland Energy Efficiency Act of 2008 established a goal of 15 percent reduction in electric energy demand by 2015, and requires Maryland's electric utilities to develop programs that achieve all specified peak demand goals and two-thirds of energy reduction goals.

Similarly, goals of 20 percent reduction by 2020 have been set by New Jersey and 15 percent by 2015 by the District of Columbia. PHI's smart grid program is essential to meeting these state goals.

Improved Outage Management and System Performance

Distribution automation technology is the foundation of the smart grid's resiliency and ability to better manage electric system operations. Its components — automated switches and controllers, smart sensors and substation electronic relays connected to components of the physical distribution system — allow for continuous visibility and remote control of the system. These devices work together to identify faults on the distribution system, automatically isolate identified problem areas, remotely reroute power and reconfigure major power lines. The end result is that customers are less impacted by system problems, because power can be restored automatically to many affected customers within minutes.

Today's electric grid is limited in how it can alert utility grid operators to system failures. When implemented, PHI's smart grid will signal system operators regarding the nature and location of outages. Armed with this information, crews can arrive quickly at trouble sites fully prepared to perform necessary repairs.

Smart meters also can help improve outage management. In order to determine if there is power at a customer's meter, the meter can be "pinged." "Pinging" means a request is sent wirelessly to the meter from our offices and a response is received from the meter indicating whether power is on or off. This pinging activity can be used to verify that a customer is back in service after a repair is completed in an area and reduces the number of needed customer call backs and truck rolls. In addition, if a customer calls to report that they are out of service, we can determine if the problem is internal to the customer's premise or verify that service is energized. Smart meters also will be able to tell PHI if the meters are malfunctioning, further improving quality of service.

Delmarva Power employees promote the benefits of smart meters to customers at one of many community events in which we participate across our service areas.


CONTROL
TAKE CONTROL

Electric Vehicle Technologies

PHI supports the rollout of electric vehicles and their benefits to the environment and the economy. PHI is committed to ensuring that the right conditions are in place to accommodate and improve the growth of electric vehicles. This includes deploying smart grid technologies that support the integration of electric vehicles into the electric system. We work with state and local governments and the industry to facilitate the installation of charging stations. In addition, we are leading the way by transitioning to hybrid and electric vehicles in our own fleet. (See chapter on Environmental Compliance.)

Today there are several electric vehicles available in the market: hybrid, plug-in hybrid and battery-powered electric. The most advanced in terms of proven technology and market acceptance is the hybrid: vehicles powered by both an internal combustion engine and a battery that is recharged by operating the engine. Plug-in hybrid electric vehicles (PHEV) are just entering the U.S. market. PHEVs can charge by



A charging station in Washington for plugin electric vehicles.

connecting to home or commercial charging stations and by operating their internal combustion engines. Customers can save on fuel costs by charging from the electric grid, especially during the time of day when the price per kilowatt-hour is the lowest. New, wholly batterypower ed electric vehicles are available and with increases in the range of these vehicles, they are starting to have a presence on roads.

Smart meters will provide customers with more information about energy consumption and will assist them in making the most costef fective decisions on when to charge their vehicle.

Enhanced Access to Renewable Generation

One of the benefits of a smart grid is easier integration of renewable generation both at the wholesale generator and retail customer levels. As integrating renewables becomes more streamlined and costef fective as the result of building out the smart grid, we can expect commercial and privately owned facilities to proliferate, thus helping to create a more sustainable energy environment.

Federal Energy Smart Grid Grants

Because PHI began laying the groundwork for building a smart grid early on, we were well positioned when we applied for federal smart grid grants and, as a result, PHI received $168 million from the U.S. Department of Energy to support the rollout of our smart grid initiatives.

In our Pepco service territories, the funding was awarded for advanced metering infrastructure, distributed automation and communications infrastructure, while in our Atlantic City Electric service area the funding is for residential central air conditioner direct load control equipment (smart thermostats and smart cycling switches), distributed automation and communications infrastructure.

The grants effectively cut the cost to customers for these initiatives.

Partnering with Our Customers

Often people are surprised to learn that PHI, a power delivery utility, wants to partner with customers to reduce energy consumption. However, it is in everyone's interest to increase energy efficiency and conserve energy resources. In order to be economically viable while promoting energy efficiency, PHI has sought rate decoupling in all of our jurisdictions. Rate decoupling, also called Bill Stabilization Adjustment (BSA), allows the distribution portion of a customer's electric bill to no longer be "coupled" with the amount of electricity the customer uses. This enables the company to offer energy- and money-saving programs to customers, while ensuring that the company has adequate income to maintain our electric system.

PHI has received regulatory approval for this new billing structure in our Pepco and Delmarva Power Maryland jurisdictions, as well as in the Pepco District of Columbia jurisdiction. We are awaiting approval in the Delmarva Power Delaware territory.

Decoupling has made possible a closer alignment of customers' and PHI's interests. PHI can now fully partner with customers to work toward a more energy-efficient and sustainable future, while continuing to maintain the company's financial health.



PHI supports customers who install residential-scale renewable generation, such as this backyard turbine.



Sustaining Our Water and Land

PHI's mission is to provide safe, reliable and affordable electric service to our customers. We also are committed to maintaining the health of our environment by conserving, protecting and enhancing our natural resources. We fulfill this commitment in a number of ways, starting with conducting our business activities with respect and care for the environment.

A Focus on Habitat

In fulfilling its mission as a power delivery company, PHI is required to build and maintain a reliable transmission and distribution network of underground cables and overhead wires. PHI mitigates the environmental impact of our business by restoring, enhancing and creating diverse habitats. Across the service territory, we are engaged with landowners, public agencies, nonprofit and



PHI builds nesting platforms for osprey and other birds as part of our natural resource management program.

community organizations and other stakeholders who share PHI's commitment to protect and preserve the natural environment.

Pollinator Habitat Enhancement

Pollinator populations are an integral part of the natural environment, because they pollinate plants and flowers and provide an essential food source for other wildlife. Working with the U.S. Fish and Wildlife Service's Partners in Wildlife Program, the New Jersey Audubon Society's Stewardship Program and private landowners, PHI has taken steps to increase the number of pollinating plants in the company's transmission rights-of-way. This initiative promotes valuable habitat for pollinators, including bees, butterflies and moths, several species of which are in decline because their natural habitat is disappearing.

PHI's work in this area can be seen on a private parcel near the Beaver Swamp Wildlife Management Area and the Great Cedar Swamp Division of the Cape May National Wildlife Refuge in Cape May County, N.J. Vegetation management techniques were used, including invasive species control and selective herbicide application, to turn several acres of old pasture within PHI's right-of-way and the landowner's property into a high-quality pollinator habitat. The property now has the potential to support the Frosted Elfin, an imperiled species of butterfly, as well as other pollinator species, migratory birds and other wildlife.

Atlantic White Cedar Project

PHI continues to work with the New Jersey Department of Environmental Protection Division of Parks and Forestry to monitor an Atlantic White Cedar restoration project that began in 2008. Atlantic White Cedars are a native tree species whose historic range once covered approximately 500,000 acres of fragmented and isolated noncontinuous populations ranged along a narrow strip of the Atlantic seaboard from Maine to Florida and west into parts of Mississippi. Today, it covers a significantly smaller area within the same range — approximately 110,000 acres — mostly in wetland swamp environments.

In 2008, PHI volunteers collected nearly 50 pounds of Atlantic White Cedar fruit, which could yield approximately 1.5 million seeds. The seeds were cultivated and then planted in 2009 by the New Jersey Forest Service and the Conserve Wildlife Foundation in a 24-acre site within the Bass River State Park in Burlington County, N.J. There has been very little mortality, and natural regeneration has become widespread throughout the site. PHI has now begun working with the state on a new site in Parvin State Park in Salem County, N.J.

Cape May Point State Park

In 2010, PHI funded the efforts of the New Jersey Audubon Society to restore a forested portion of Cape May Point State Park. The park is a critical habitat for migratory birds, grassland and scrub-shrub dependant birds, and several state-listed species including the state-endangered Least Tern and Piping Plover, state-threatened Barred Owl and state-special concern Least Bittern. As a valuable stopover site, the area provides foraging and resting habitat for migratory birds. It has been severely degraded, however, by invasive plant species that have smothered native trees and shrubs, thus prohibiting their regeneration. The resulting habitat can be difficult for birds to navigate and locate sufficient resources.

PHI's funding made it possible for the New Jersey Audubon Society to control the invasive species on a 2.5-acre forested site in the park. It also supported, among other activities, the hand removal of invasive species, the planting of native trees and shrubs, and the installation of tree guards on approximately 10 acres of forested habitat. Dedicated employee volunteers were essential to the success of this restoration project. This work is part of a larger, coordinated effort among partners in the region to focus funding and restoration efforts on this critical area to maximize the impacts of on-the-ground efforts.



A PHI environmental scientist checks vegetation at a newly created wetland on Atlantic City Electric's Carneys Point site.

Great Bay Eelgrass Project

PHI continued to support the Submerged Aquatic Vegetation Restoration Project in Manahawkin Bay in Ocean County, N.J. in 2010. The project began in 2008, when PHI worked with Dr. Paul Bologna of Montclair State University, LGA Engineering and student volunteers from New Jersey's Marine Academy of Science and Technology and the Monmouth County Vocational School District to plant nearly 200 live eelgrass units and sow approximately 850,000 eelgrass seeds over a 46,850-square foot bay restoration site. The results of a threey ear monitoring and maintenance program, which is in its last year, indicate a 16.8 percent increase in the eelgrass area since the initial plantings. The project's success has contributed to increased marine food sources and improved water quality and habitat in the bay.

Carneys Point Wetland Bank

To compensate for wetland conversion that resulted from construction of the Mickleton to Monroe transmission line in Gloucester County, N.J., which was completed in 2003, Atlantic City Electric was required by the New Jersey Department of Environmental Protection as part of its permitting process to create a new wetland in Carneys Point, N.J. The wetland site was created in 2008, and Atlantic City Electric continues to enhance it. Atlantic City Electric's work on this project, which will continue until 2015, includes creating a mosaic of forested and scrub-shrub wetlands in areas where there were once open mowed fields, farm land, degraded farmed wetlands and woodland edge. The creation and enhancement of site wetlands will increase the functional values of these areas to the surrounding area, particularly in regard to plant and wildlife habitat.

A Quality Control and Assurance Plan helps ensure the project's success. One of the components of the plan is Adaptive Management, which is a science-based approach to managing ecological systems and communities that are continuously evolving. Independent scientists make up the Adaptive Management Team, and they monitor the site and make recommendations for improvements based on site conditions. Adaptations are made to ensure the wetland's sustainability at the end of the maintenance and monitoring period.

Garden State Parkway Tree Planting

Atlantic City Electric planted buffer along a 29-mile stretch of the Garden State Parkway to mitigate for tree clearing associated with the installation of a new transmission line. The new buffer also enhanced what was a limited natural environment between the historical parkway and the new transmission line. More than 2,500 trees and nearly 8,000 shrubs were planted along the roadway, and Atlantic City Electric is ensuring that the American Holly, White Pine, Eastern Red Cedar, Kousa Dogwood and Shadblow Serviceberry thrive along the parkway.



PHI forestry and environmental professionals regularly inspect young trees planted along New Jersey's Garden State Parkway during Atlantic City Electric's reforestation project.

Sustainability Programs

Vegetation Management

PHI provides important habitat for many plants and wildlife with regular management and maintenance of vegetation in our rights-of-way. Our three utility companies, Atlantic City Electric, Delmarva Power and Pepco, have received annual recognition for a number of years, most recently in April of this year, as Tree Line USA® utilities by the Arbor Day Foundation for superior vegetation management on each utility's rights-of-way. The Arbor Day Foundation is a non-profit education organization dedicated to environmental stewardship and tree planting. The Tree Line program is sponsored by the foundation in cooperation with the National Association of State Foresters. It recognizes utilities that meet three requirements: a program of quality tree care, annual training in quality tree care for their foresters and a tree-planting and public education program.

Pepco, a Tree Line USA® utility since 2002, is leading the way with implementation of a pilot treeb ased energy conservation program in partnership with the Arbor Day Foundation. The program was developed in 2010 by a consortium of tree preservation organizations, and Pepco foresters worked on plans to bring it to PHI. Pepco committed to provide 3,000 trees to promote energy efficiency with the planting of "shade trees" on individual customer properties. The Arbor Day Foundation will ship the trees — ranging from two to four feet in height and including planting and care instructions — directly to Pepco customers. This is the first program of its kind between an electric utility and the Arbor Day Foundation.

The program also emphasizes the Arbor Day Foundation's "right tree, right place" guidelines, which help customers to plant trees in locations around their homes that not only will provide shade, but also will avoid interference with electric lines as they grow. In addition, customers will be able to use an interactive, online mapping tool to learn more about the benefits and cost savings associated with strategic tree planting.

Pepco is currently the only electric utility in the nation whose rightsofway vegetation management program is certified by the Wildlife Habitat Council. This achievement is a result of Pepco's commitment to a stringent standard of environmental stewardship supporting wildlife habitat enhancement and restoration. For example, Pepco has completed many riparian bog and meadow enrichment projects along regional waterways. The company also has implemented wild turkey and butterfly enhancement programs and continues to proactively pursue wildlife and habitat protection opportunities in its 10,000 acres of transmission line rights-of-way.



PHI uses environmentally responsible practices for tree trimming along power line rights-of-way.

The Pinelands National Reserve in Southern New Jersey is crossed by 233 miles of bulk-electric-transmission rightsofway owned by Atlantic City Electric. Atlantic City Electric worked closely with the Pinelands Commission to develop a vegetation management plan that resulted in the creation of stable and sustainable grassland and scrub-shrub habitats reflecting characteristic Pinelands habitats and requiring minimal management. The vegetation management plan ensures reliability and safety while at the same time protecting and enhancing the Pinelands' natural environment. When Atlantic City Electric is doing transmission work in the Pinelands, the company strictly adheres to the plan. To accomplish this, a geographic information system (GIS) database was created to map every aspect of the rights-of-way. The vegetation management plan describes the methods and results of each project task, and the GIS layer includes specific vegetation management prescriptions to enhance and protect the Pinelands.

One of Delmarva Power's 2010 beautification projects was along one of its transmission rights-of-way between Vienna and Hurlock on Maryland's Eastern Shore, where an old railroad bed adjacent to the right-of-way had substantially deteriorated as a result of washouts and drainage issues. The problem also created operational issues for the farmers in Vienna and Hurlock. Using construction sequencing and working with local property owners, Delmarva Power permanently removed approximately 10 miles of railroad ties and restored the railroad bed to a level surface. The restoration process also included seeding for soil stability. Not only were the environmental aesthetics of the previously disturbed areas restored, but the working conditions on the affected farms also were improved.

Avian Protection

The proactive strategies in PHI's Avian Protection Plans represent a roadmap for minimizing avian collision hazards and electrocution from the company's overhead infrastructure. The Avian Protection Plans are designed to provide management and field personnel a single resource for power line activities relating to avian protection, with the ultimate goal of improving service reliability while furthering avian conservation. They include appropriate control mechanisms to protect birds of prey and migratory birds that may make contact with the equipment. Avian electrocutions occur when a bird completes an electric circuit by making contact with two energized components or with one energized component and a grounded part of equipment simultaneously. This type of incident occurs more frequently on medium-voltage distribution lines, because of the small spacing between energized conductors. However, all equipment poses potential collision and electrocution hazards to birds.

Most birds that interact with utility infrastructure are protected by two long-standing federal laws, the Migratory Bird Treaty Act and the Endangered Species Act. A third federal law, the Bald and Golden Eagle Protection Act, provides protection for bald and golden eagles. PHI's Avian Protection Plans address regulatory compliance procedures, training programs and various industry standards for avian protection.

Impact Prevention

PHI uses an interdisciplinary, proactive approach both to avoid and minimize cultural and natural resource impacts to the maximum extent practical. Following a thorough planning process, PHI develops project plans and approaches that balance our responsibility to provide reliable, safe electricity with natural resource protection. Whether it is enhancing, conserving, restoring or managing natural resources, PHI performs the work from project inception to project completion. PHI's natural resource conservation and habitat management goals are accomplished in part through project planning studies designed to guide implementation of protective measures and best management practices; identify sensitive locations; avoid impacts wherever possible; minimize unavoidable impacts; restore temporary impacts; and mitigate for permanent impacts.



A PHI environmental scientist explains one of PHI's avian protection devices to Collin O'Mara, Delaware's Secretary of the Environment and Energy.

Minimizing environmental impacts, while satisfying increasing energy demand, is PHI's operating philosophy. It guides our environmental oversight during construction, and it ensures that we will avoid protected lands when possible and minimize the impact when not possible. We work cooperatively with permitting agencies and fully meet permitting requirements when working on projects located on protected lands — most commonly wetlands. PHI's business operations proactively protect species by promoting sound ecological practices. We use best management practices to ensure that rare, threatened and endangered floral and fauna species in our rights-of-way are protected. PHI uses GIS data analysis, state and federal agency consultation, field habitat suitability assessments and extensive species-specific scientific studies to assess habitat and species diversity on our rights-of-way.

Cecil Substation Expansion

An example of using best management practices to minimize natural resource impacts during a construction process is the expansion project being completed at Delmarva Power's Cecil Substation in northeastern Maryland. The work is decreasing the potential for customer service interruptions and ensuring the reliability of the system. The land surrounding the substation is primarily composed of environmentally sensitive areas, such as wetlands and forest. PHI originally designed the substation to avoid impacts to the surrounding wetlands and forest wherever possible.

With regard to the current work, the design process began with a desktop analysis of the substation and the area surrounding it to identify areas of concern. The project went through multiple design iterations to minimize the expansion area and therefore decrease the environmental impact. Each time, the impacted area was



reduced, with the final design avoiding the majority of the wetlands and forest and minimizing the impacts to the project area. In the first iteration, for example, the impacted area was reduced by moving the proposed additional equipment and the fence 42 feet away from the original design. The second iteration reduced the impacted area by eliminating the proposed takeof f tower and using the existing structure located in the original substation. The expected completion date for this project is May 2013.

Dickerson to Quince Orchard

During the 2010‑2011 winter season, the 230kV transmission line on Pepco's right-of-way from Pepco's Dickerson Substation to its Quince Orchard Substation, both in Montgomery County, Md., was upgraded to increase its import capacity. This required removing existing conductors and installing new ones, among other upgrade activities. Field investigations found that sensitive wetland and stream habitats are located throughout the right-of-way. PHI conducted a desktop GIS analysis of sensitive environmental data and completed a wetland delineation to establish the project sensitivities. The information was then used to establish access points, access routes and construction equipment areas that avoided all the mapped resources along the right-of-way. Prior to construction, employees put up orange barrier fence and marker flags to warn workers to avoid the sensitive areas. By avoiding any impacts to the sensitive areas, no wetland permits were required for the project.

To ensure environmental compliance, a thirdparty environmental monitor was employed throughout construction and was on-site twice a week. Soil erosion control measures were implemented to assure that sediment could be removed. Silt fences were erected to cover disturbance areas around creeks and wetlands wherever there was a possibility of erosion. When construction in a sensitive area was completed, protective materials were removed and sod and straw were put down to restore the area to its pre-construction state.

Lenox to DaCosta

The environmental analysis for a pole replacement and installation of optical groundwire, an overhead cable that protects transmission conductors from lightning and also provides fiber optics communications, from Lenox Substation to DaCosta Substation in Cologne, N.J., and Hammonton, N.J., respectively, identified several National Heritage Priority Sites, which are habitat for several globally rare floral species. These species live along coastal plains in intermittent or vernal ponds and are most numerous in the southern Pinelands, including the area within the right-of-way from Lenox to DaCosta. These species include the pine barren smokegrass, floatingheart, short-beaked bald-rush and rose-color coreopsis.

Using a helicopter to access the right-of-way, these reconstruction activities were done without impacting these highly environmentally sensitive Pinelands.

Impact Mitigation

PHI is committed to remediating, restoring and renewing ecosystems and habitats through carefully planned intervention and action. We mitigate impacts from our operations and transform Brownfield property into clean, productive assets.

Benning Power Plant Decommissioning

Pepco Energy Services, PHI's competitive energy services subsidiary, will permanently shut down operations at its Benning Road Power Plant in Washington, D.C., in May 2012. As part of the closing, Pepco Energy Services will clean up and remove any hazardous substances from the abovegr ound operations, and PHI will be responsible for any necessary soil and subsurface cleanup. Numerous public notices have been published and public meetings have been held to keep stakeholders informed about the closing.

The power plant, which occupies less than 20 percent of the total footprint of the Benning Road Facility, was constructed in 1906, and several different generating units, using different types of fuel, have operated and retired over the plant's life. Currently, only two steam turbine units — one installed in 1968 and the other in 1972 — are operated during periods of peak electricity demand. Together, they provide 550 megawatts of electricity, enough to meet the electricity needs of nearly 180,000 homes. Historically, they have operated for about 10 to 15 days a year on average to provide power to Pepco's customers.

As part of the decommissioning, the cooling towers at the power plant will be dismantled and removed. Pepco Energy Services will arrange for as many of the towers' components as possible to be reused or recycled; the rest will be disposed of according to accepted environmental standards. The fuel oil storage tanks that supply the power plant also will be dismantled and removed and the component materials reused or recycled.

Concurrent with the power plant decommissioning, Pepco has hired a firm of expert environmental consultants to perform a thorough assessment of environmental conditions at the Benning Road site and adjacent areas of the Anacostia River. Pepco will continue to do its part to improve environmental quality in the Anacostia River and stands ready to complete whatever remediation and restoration is necessary to fully address the assessment findings.

Wilmington Coal Gas Remediation

Beginning early in the 1800s, Americans used coal in a variety of ways, including the manufacture of "town gas" that provided modern day comforts such as lighting and heating. A Manufactured Gas Plant (MGP) produced "town gas" by roasting coal, coke, and/or oil in a closed vessel. The gas was captured and cleaned of impurities before being stored in large cylindrical structures, known as gas holders. Coal tar was created as a byproduct of this process and contained some chemical compounds that are considered hazardous. Town gas was distributed through a network of piping, first for lighting streets, homes and businesses, and then for heating and cooking. The manufactured gas era ended in the mid-1950s, when natural gas became widely available through the interstate pipeline system. As part of its commitment to protect the environment, provide a safe work place, and be a good neighbor in our communities, Delmarva Power has implemented a program to study sites where gas was produced to learn if those locations might have adversely affected the environment.

The company has embarked on a related major environmental cleanup project in the Riverfront Development Area of Wilmington, Del. The work will be conducted on the southern parcel of the Wilmington Coal Gas Site and will get under way after PHI completes the cleanup phase related to legacy

PHI worked with regional partners to create this wetland between the company's Benning Road facility and the Anacostia River in northeast Washington, D.C.



Manufactured Gas Plant coal tar residuals in the area. At the former Manufactured Gas Plant in the Wilmington Riverfront, Delmarva Power is implementing an innovative remediation technology known as In-situ Stabilization to achieve an effective cleanup within a relatively short time frame. The In-situ Stabilization technology mixes cement and other materials into the ground's subsurface over a half-acre area to bind MGP residuals present in the soil, creating a low-permeability soil composition, which prevents the release of the contaminants of concern and precludes the need to excavate the contaminated materials. Compared to complete excavation and off-site disposal, In-situ Stabilization has a lower overall impact in terms of greenhouse gas and other air pollutant emissions that are regulated under the Clean Air Act.

Delmarva Power completed a thorough investigation of the site and worked with the Delaware Department of Natural Resources and Environmental Control to identify the most appropriate remediation plan, which then was publicized to solicit public comments and finalized in January 2011. PHI and its consultants are designing the cleanup components and anticipate beginning the cleanup in the winter of 2011/spring of 2012.

Old Christiana Substation Restoration

In 2010, Delmarva Power completed the demolition and restoration of one of its oldest electrical substation facilities, known as the Old Christiana Substation. The substation was one of only a few substations that provided electricity to Wilmington, Del. in the early 1900s. Constructed in the 1920s, it underwent numerous enhancements over time to accommodate population growth.

In the course of demolition and site restoration, Delmarva Power recycled 500 tons of concrete, 20 tons of brick and 120 tons of steel. Reclaimed were electrical components and cable on the order of 12,000 pounds of aluminum and lead, 10,000 gallons of mineral oil and 48,000 pounds of copper. Recycling and reclaiming these materials saved approximately 1,500 cubic yards of landfill from being filled with waste. Upon completion of the demolition, Delmarva Power restored the site to vegetated open space using an appropriate seed mix of native species.

Swanson Creek Restoration

Pepco played an active and cooperative role in restoring natural resources after the April 2000 fuel oil release from the Chalk Point power plant in southern Prince George's County, Md. The company's actions far exceeded what is legally required after such an incident. The National Oceanic and Atmospheric Administration recognized the company — stating that Pepco's cooperation and involvement serve as a role model for industry to produce significant restoration outcomes.

Pepco has established a very successful longterm monitoring program to address the persistence of residual oil in river sediments downstream of the power plant along Swanson Creek and the Patuxent River, which flows into the Chesapeake Bay. The monitoring program involves ongoing sampling and analyses, as well as routine visual observations to ensure that all required endpoint and cleanup criteria are met.

To date, Pepco has successfully met many of its endpoint criteria in the Swanson Creek restoration effort. Our ongoing monitoring efforts determined that surface sediments initially treated with nutrients are now adequately restored to EPA-approved levels. It was also determined, through mussel (bivalve) tissue sampling, that there were no further concerns regarding contaminant concentrations and the environmental impact.

Pepco continues to collect sediment cores twice a year to assess potential long-term toxicological effects of the residual oil in subsurface sediments in the marsh. Currently, 70 percent of the monitoring locations have met the endpoint criteria and no longer require monitoring.



Pepco environmental engineers monitor Patuxent River sediment to ensure complete restoration of the ecosystem following an oil spill in 2000.

Vegetation is qualitatively assessed once a year at the same locations where subsurface cores are being collected to correlate above- and below-ground conditions. Currently, 90 percent of those locations have met the endpoint criteria. Shoreline zones also have been qualitatively assessed once a year through visual observations. Only 30 of the original 101 shoreline monitoring locations remain, and they will continue to be monitored yearly.

Energy Conservation



With today's high energy costs, PHI believes that the most cost-effective and environmentally friendly unit of electricity is the one that's never produced. It's in everyone's interest to find ways to better manage our energy use, so we can meet our future energy and environmental challenges.

PHI's *Blueprint for the Future* charts the course for the company's strategy for reaching customer-focused sustainability goals. Initiatives planned or launched under the *Blueprint* — and approved by regulatory authorities — include:

- *Financial incentives* – including rebates and bill credits to both residential and commercial customers, who implement energy efficiency measures, invest in energys aving equipment or participate in voluntary peakdemand reduction programs;
- *Smart meters* deployed throughout PHI's service area to empower customers to make smart decisions for reducing their energy use and costs;
- *Innovative rate options* to encourage the use of plugi n electric vehicles and smalls cale renewableenergy generators; and
- *PHI-wide initiatives* affecting all aspects of our operations to reduce our own carbon footprint.

Advanced Metering and Demand Side Management Programs

Advanced Metering Infrastructure

The electric utility industry today is embracing advanced metering technology to give consumers more information about the energy they use — and to empower customers to make smart energy decisions. This new technology, which centers around installing advanced digital smart meters, allows customers a greater ability to monitor and manage their energy use through access to detailed account-specific energy use data.

Smart meters are being installed throughout much of PHI's service area and are a significant step toward achieving PHI's *Blueprint for the Future*. These advanced meters have the ability to collect customer electricity-use data via an embedded computer chip paired with a communications system. By viewing their energy use data on their personalized My Account portal and using the interactive tools and information on PHI utilities' websites, customers can make smart decisions about their energy use. For example, customers will be able to see their energy-use patterns and take steps to conserve energy, be more energy efficient, and reduce their usage during the highest peak times. They also will be able to see how much energy they are using and take actions to better control their energy use.

Our goal is for all customers in our service territories to eventually enjoy the benefits of smart meters. Under agreements with the public service commissions, PHI has installed smart meters for most of Delmarva Power's Delaware customers, and currently is installing the meters for Pepco's customers in the District of Columbia and Maryland. After the meters are installed and activated, the energy data information will be made available to customers so they can begin saving energy and better manage their energy bills. This huge undertaking will take considerable time and investment, and will provide benefits to customers and all those interested in reducing regional and national energy use.

Demand Side Management

PHI offers numerous programs that encourage customers to modify their electricity use in order to reduce overall demand for electricity — especially during peak load times. Successful programs reduce the need for new or additional power generation and the environmental impacts of that additional generation. Rebates, bill credits and other financial incentives are available to residential and commercial customers who install energy-efficient appliances, lighting and equipment and weatherization or take other measures to increase energy efficiency or participate in voluntary peak-demand reduction programs.

The Energy Wise Rewards™ direct load control program provides equipment, technologies and services for PHI's Maryland residential customers served by Pepco and Delmarva Power. Customers who voluntarily enroll can reduce their energy consumption through a programmable thermostat or through a remotely controlled outside switch that cycles the air conditioning compressor off for short periods during peak use times. In the Energy Wise Rewards™ program, customers can choose from three cycling strategies to reduce their peak energy usage, each of which provides a different incentive payment and a different level of cycling that best fits the customer's living patterns. The various plan options differentiate the Energy Wise

A programmable thermostat.



"Pepco Energy Services' high rate of contract renewal and its growing client list are evidence of its recognized excellence."

Rewards™ program from the older, but still active, *Energy for Tomorrow* and *Peaksavers* programs, which do not offer these various options.

Other PHI demand side management programs offer customers quick home energy checkups at no cost; thorough energy-use audits with detailed reports at a low cost; and rebates after completing recommended household energy-reduction improvements. Pepco funds discounts on compact fluorescent light purchases at regional home improvement centers, and energy assessments plus energy-saving products and appliances for income-eligible customers.

Pepco Energy Services

Pepco Energy Services' engineers develop recommendations for commercial and government clients to reduce energy usage and identify optimum methods to monitor, measure and verify energy use for peak performance and cost savings. The solutions the company designs, builds and maintains generate enough savings that nearly all the projects are self-funding, allowing customers to shift operational dollars to fund capital improvements.

From a single building to a multi-facility campus, Pepco Energy Services also develops and builds new, highly efficient energy infrastructures for reliable operations. The company designs, constructs, operates and maintains state-of-the-art combined heat and power systems for facilities of all sizes. The company also develops thermal storage systems that allow chiller plant loads to be shifted to less expensive off-peak hours and designs, installs and maintains ground- and roof-mounted solar photovoltaic (PV) customer-owned generating systems of all sizes.

Energy-Saving Performance Contracts

Pepco Energy Services has a track record of success in designing and executing energy-saving performance contracts for office and school buildings, industrial sites, shopping centers and multibui lding campuses for clients including state and federal government agencies, school districts and commercial entities. Clients expect these contracts to solve major, systemic issues regarding high energy use and inefficiencies in the performance of their facilities. Pepco Energy Services' energy-saving contracts can include retrofitting and replacing lighting, cooling, heating, and air handling systems and design and implementation of water consumption and wastewater conservation measures as well as system management and maintenance. Pepco Energy Services' high rate of contract renewal and its growing client list are evidence of its recognized excellence in this field.

Every Pepco Energy Services project is unique, tailored to the client's particular needs and specifications. The following projects contracted in 2010 are typical in that the client had well-defined and challenging goals, and Pepco Energy Services created successful solutions for each.

U.S. Department of Energy

Pepco Energy Services has reached agreement to design and construct a $2.3 million solar photovoltaic project for the U.S. Department of Energy's Germantown, Md., campus. The project will be implemented under the U.S. General Services Administration's *Utility Energy Services Contract,* and will include a 300 kilowatt (kW) solar PV ground-mounted array and a 52 kW solar PV carport array with a Class II electric car charging station. The solar arrays utilize monocrystalline PV modules manufactured by the Federal Prison Industries. Their modules convert solar radiation into electricity through high-efficiency, state-of-the-art module design and components that are customized to each application. When completed, the project will reduce the Department of Energy's greenhouse gas emissions and remove 350 kW of the department's daily energy demand from the grid.

PHI's newly opened 'green' business center in southeast Washington, D.C.




Energy Savings Start with You and Pepco
pepco

Pepco customers take 'the energy conservation pledge' at home improvement center events.

One Judiciary Square – District of Columbia

Pepco Energy Services was awarded a contract to implement an $8 million energy efficiency retrofit project at the One Judiciary Square facility in Washington, D.C. This project is funded by American Recovery and Reinvestment Act capital and will assist the District of Columbia government in achieving its energy reduction and conservation goals.

Comprised of 850,000 square feet, One Judiciary Square is one of the major buildings owned and operated by the District of Columbia government and hosts multiple District agencies in mission-critical roles. Pepco Energy installed a building management system, direct digital controls and HVAC upgrades. In addition to saving money and reducing energy use by 10 percent, the project will create the equivalent of 16 full-time construction jobs.

Maryland Aviation Administration

Pepco Energy Services' $20.6 million energy savings performance contract with the Maryland Aviation Administration will generate more than $2 million per year in energy savings at BWI Thurgood Marshall Airport. The company also was awarded a $14.8 million, two-year renewal contract with the Maryland Aviation Administration to provide operations and maintenance services to the BWI Airport and Martin State Airport. The contract awards continued responsibility for the operations, maintenance and repair of all central utility plant, HVAC and controls system assets serving the two airports. Pepco Energy Services also will perform all on-site fire system alarm testing.

The Pennsylvania State University

Pepco Energy Services was chosen to implement a $5 million energy-saving performance contract for the Pennsylvania State University's Chemistry Building. The project included upgrading, replacing and installing energy-efficient equipment in the 190,000-square-foot building. The new systems included exhaust heat recovery equipment, exhaust volume reduction, variable air volume conversions and air handling unit controls upgrades. These improvements are projected to save the university $14 million in energy costs over 10 years — a 35 percent reduction in energy costs for electricity, steam and chilled water — and prevent the release of more than 3 million pounds of carbon dioxide into the atmosphere. Pepco Energy also helped the university to implement a campus-wide *Energy*



PHI's Edison Place headquarters features a 'green roof' that filters pollutants before runoff joins Washington's water system.

Awareness Program, including Web-based training and reporting and printed educational and awareness materials for dissemination to students, facility and staff.

Prince William County Public Schools

Pepco Energy Services was selected by Prince William County Public Schools in Virginia to implement a $2.4 million comprehensive energy savings performance contract project for the C.D. Hylton Senior High School. Pepco Energy Services will provide significant energy conservation measures for the high school, including lighting upgrades, water conservation, controls optimization, variable frequency drive installations, and boiler and chiller replacements. The project also includes installing a 16 kW photovoltaic solar system, which will produce an estimated 21,750 kilowatt hours of electricity annually. The system will be monitored via a Webbas ed data logging and reporting program with daily, weekly, monthly and year-to-date performance data collected and displayed for use by the school's faculty and students. Over the 10-year contract term, Prince William County Public Schools will save more than $2.6 million, reduce energy and water costs by at least 27 percent and reduce its annual greenhouse gas emissions by 2.7 million pounds.

Based on the successful partnership established during the first phase of the contract, the county school system extended the project with Pepco Energy Services to include additional energy infrastructure improvements. The second phase will help the schools further reduce energy consumption and costs through energy conservation measures implemented in two additional school facilities. Pepco Energy Services will retrofit and replace lighting and water fixtures and install more energy-efficient boilers, variable frequency drives and domestic hot water systems. The total project will enable energy savings of approximately $5.4 million over the next 15 years.

Prince George's County Public Schools

With a student body of more than 130,000 students, the Prince George's County Public School System in Maryland sought to drastically reduce the energy use and associated costs in more than 100 school buildings. In three separate contract awards, Pepco Energy Services contracted to implement more than $79 million in energy efficiency measures that will save the school system nearly $2 million in energy costs annually — a 21.7 percent reduction in energy use.

The primary energy conservation measures installed include: energy-efficient lighting fixtures, water conservation measures, energy-efficient windows, energy management systems, occupancy sensors, new heating and cooling systems and even energy saving controls for the schools' vending machines. The end results of the school system's conservation efforts will be an annual reduction of carbon dioxide emissions by 30 million pounds — equivalent to removing 3,200 cars from county roads and saving 4,500 acres of trees.

Green Building Council

Pepco Energy Services is a corporate member of the U.S. Green Building Council, the group responsible for developing the Leadership in Energy and Environmental Design (LEED®) Green Building Rating System. LEED® promotes a "whole building" approach to sustainability by recognizing performance in five key areas of human and environmental health: sustainable site development, water savings, energy efficiency, materials selection and indoor environmental quality.

LEED® is a third-party certification program and the nationally accepted benchmark for the design, construction and operation of high-performance green buildings. LEED® gives building owners and operators the tools they need to have an immediate and measurable impact on their buildings' performance.



Renewable Energy

"We are actively expanding our renewable energy portfolio."

PHI supports renewable generation and partners with both power generators and customers with generation installed on their premises to ensure safe and efficient integration into the electric grid.

We are committed to providing sufficient supplies of renewable energy to meet state goals and achieve our core goals of environmental sustainability, power reliability and cost effectiveness for the communities we serve. Our commitments are consistent with state laws that require PHI utilities to increase every year the proportion of energy from renewable resources in their total power procurements.

Integrating Customer-Owned Generation

The electric system, as it was designed over the past 100-plus years, delivers power one way — from generating sources to customers. Accommodating solar or other forms of distributed generation at a customer's home or business can pose significant challenges, because the electric system now has become a superhighway, with electricity flowing in all directions.

First, the power flow changes direction at certain times of the day, depending on whether the customer's home generator is flowing excess electricity back into the utility grid, or the utility is delivering electricity to the customer. Second, the


Mount Pleasant Solar Cooperative
We Went Solar--You Can Too!
www.mtpleasantsolarcoop.org

PHI supports customers who want to install solar systems to reduce their use of traditional generation.

power generated by renewables is intermittent, because the sun is not always shining brightly or the wind blowing strongly. As a result, renewables can not be relied upon to provide a continuous source of steady electricity. With the growing dependence on electronic devices, power reliability is a top priority. In response, PHI has been working to find ways to integrate these alternate energy sources in a deliberate, thoughtful and seamless manner.

- *PHI's Smart Grid* program, including advanced metering infrastructure that provides sensor and control capabilities, will facilitate better the integration of intermittent renewable resources.
- PHI's *Green Power Connection* team has developed processes for efficiently handling the volume of requests from customers across the service territory desiring to connect new systems.
- *System Protection* checks to ensure that equipment is certified to operate safely and that the installation will not compromise the protections in place on power lines or at substations.
- *Asset Strategy and Planning* reviews applications to ensure that there will be no adverse operating impacts on utility equipment or power quality problems created that would impact other customers.
- *Distribution Engineering* checks to ensure that the transformer at the customer site and other distribution equipment are the correct size and type.

Beyond analyzing applications to install local generation, PHI's engineering groups are involved in many forward-thinking efforts, such as:

- Installing data-collection systems that sample detailed electrical data every second to perform in-depth analyses of the impact of large solar systems on the grid and review the results of deploying solutions.
- Working with manufacturers, providing input on new features, setting up test sites and implementing advanced features that will reduce high voltage and voltage fluctuations, and provide better grid stability.
- Developing papers and presentations for the Institute of Electrical and Electronics Engineers (IEEE) and the U.S. Department of Energy's National Renewable Energy Laboratory (NREL), and for many conferences and government agencies, so that all stakeholders have a better understanding of the characteristics and grid impact of solar energy.
- Working with the IEEE Standards Association to develop new standards to accommodate the increasing amount of renewable energy; primarily, the Series of Interconnection Standards, IEEE1547.
- Developing new techniques to properly forecast load as more renewable resources continue to come on line.

PHI will continue to monitor industry progress in developing renewable integration tools and will implement appropriate measures to maintain and

"PHI's power distribution infrastructure is rapidly transitioning to a multidirectional superhighway."

improve the reliability and efficiency of renewable interconnections.

Partnering to Develop Commercial Sources

PHI is committed to working with solar, wind and other renewable power generators as well as state elected officials, regulatory commissions and other stakeholders to provide our customers with renewable energy options.

Bloom Energy

Delmarva Power Region President Gary Stockbridge, Delaware Governor Jack Markell and PHI Board of Directors Member Patrick Harker, who also is President of the University of Delaware, joined forces June 16, 2011, to announce an economic development plan for Delaware that could bring as many as 1,500 jobs to the First State, and expand our renewable portfolio to include fuel cells to help us meet the state's clean energy goals.

The economic development plan involves Sunnyvale, Calif.-based Bloom Energy expanding its fuel cell manufacturing facilities to Newark, Del., at a site formerly known for manufacturing Chrysler vehicles. Bloom Energy builds and sells fuel cells, commonly referred to as Bloom boxes, which supply 100 kilowatts of power each — enough to light 100 average-sized U.S. homes.

Under the 20-year agreement, Bloom would own, operate and maintain the 30-megawatt fuel cell project (10 megawatts in 2012; 20 megawatts in 2013), which would be located on the grounds of Delmarva Power's Red Lion substation in New Castle County, Del. The Red Lion site was selected for its gas availability and the electric circuit capacity to host a fuel cell project, ranging from up to 50 megawatts.

Delmarva Power's Delaware customers would pay the roughly $1 monthly premium to support the fuel cell project.

Dover SUN Park

Delmarva Power also is a key partner in the first utility-scale solar power plant in the region, Dover SUN Park. Delmarva Power, the city of Dover and others reached multiple agreements for financing a 10-megawatt solar power plant in the city's Garrison Oak Technology Park. For Delmarva Power's part, the company



is purchasing up to 70 percent of the solar renewable energy credits associated with the energy output from Dover SUN Park, which began commercial deliveries in July 2011.

Wind Power Partnerships

Wind power qualifies as renewable energy in each of PHI's jurisdictions, and is also one of the more economical renewable energy resources in the mid-Atlantic marketplace when built on land (as opposed to offshore). As a result, PHI's utility companies are working hard to include as much costef fective wind energy in their renewable energy supply portfolios as possible.

Delmarva Power, which has committed to have 25 percent of its energy supply coming from clean, renewable sources by 2025, is at the forefront of contracting for wind power. Its contracts include:

- *Armenia Mountain* wind project in Tioga County, Pennsylvania, which began producing clean energy in 2009, is now fully operational and capable of producing up to 50 megawatts of energy;
- *Roth Rock* wind project in western Maryland, which produces 40 megawatts of energy, began making commercial deliveries in August 2011;
- *Eastern Wind Power* (Chestnut Flats) wind project, which will produce 38 megawatts of energy in central Pennsylvania, is expected to begin making commercial deliveries by the end of 2011.

In addition, NRG Bluewater Wind, located off the coast of Delaware, is slated to provide up to 200 MW of energy, starting around 2016-17.

Each new wholesale renewable generator that seeks to connect to PHI's transmission grid, presents interconnection challenges similar to that of

DELMARVA POWER
Delaware Renewables 2009-2010


16%
9%
75%
Wind
BioMass
LFG

DELMARVA POWER
Maryland Renewables 2010


5%
4%
10%
7%
74%
Hydro
Wind
BioMass
LFG
MSW

(Note: LFG = Landfill Gas; MSW = Municipal Solid Waste; BLQ = Black Liquor-A byproduct of transforming wood into pulp.)

retail customer generation. Safety, reliability and cost-effectiveness are significant considerations. PHI's system is robust and capable of integrating renewable resources in most portions of its service area. Other grid segments may need significant upgrade to support the interconnection. PHI supports federal and state regulatory policies that allow timely interconnection and integration of renewable resources in an efficient and cost-effective manner and works with governments to help accomplish this commitment.

Complying with Renewable Portfolio Standards

As customers demand cleaner, renewable energy sources, PHI's utilities are responding by providing renewable forms of energy in accordance with the Renewable Portfolio Standards (RPS) enacted by the states in which we operate. As the supply of renewable energy increases, PHI companies will continue to enhance their infrastructure to support these changes to their distribution systems.

Delmarva Power's Delaware RPS Portfolio from June 1, 2009 through May 31, 2010, represents a total of 147,500 megawatt-hours (the amount of electricity used continuously for one hour) provided for RPS compliance. Delaware's solar RPS requirement equals 0.014 percent.

Delmarva Power's Maryland RPS Portfolio from January 1, 2010 through December 31, 2010, represents a total of 120,774 megawatt-hours provided for RPS compliance. Maryland's solar RPS

PEPCO
District of Columbia Renewables 2010


3%
13%
44%
39%
2%
Hydro
Wind
BLQ
LFG
MSW

PEPCO
Maryland Renewables 2010


2%
3%
27%
68%
Hydro
BLQ
LFG
MSW

ATLANTIC CITY ELECTRIC
New Jersey Renewables 2009–2010


33%
30%
3%
34%
MSW
LFG
Wind
Solar

New Jersey Leads Other States — Solar Projects Planned for 2011 in Megawatts


Solar Projects in Megawatts
3,000
2,500
2,000
1,500
1,000
500
0
NJ
PA
OH
VA
MD
IL
NC
DE

requirement equals 0.01 percent.

Atlantic City Electric's RPS Portfolio from June 1, 2009 through May 31, 2010, represents a total of 510,668 megawatt-hours provided for RPS compliance. New Jersey's solar RPS requirement equals 3 percent.

Pepco's District of Columbia RPS Portfolio from January 1, 2010 through December 31, 2010, represents a total of 183,082 megawatt-hours provided for RPS compliance. District of Columbia's solar RPS requirement equals 0.019 percent.

Pepco's Maryland RPS Portfolio from January 1, 2010 through December 31, 2010, represents a total of 328,371 megawatt-hours provided for RPS compliance. Maryland's solar RPS requirement equals 0.01 percent.

Solar Power in New Jersey

The New Jersey solar market is growing at a phenomenal rate. The bar graph above indicates that New Jersey accounts for nearly two-thirds of the solar projects planned for 2011 in our transmission region. Atlantic City Electric is working with all stakeholders in the state to accommodate solar power in New Jersey and to address issues that contribute to strain on the power delivery infrastructure.

Pepco Energy Services

Green Electricity Sales

Pepco Energy Services continued to be a provider of renewable energy in the United States in 2010, supplying a wide range of customers in the mid-Atlantic region. The company supplied renewable energy to 8.7 percent of its New Jersey load, 13.8 percent of its Maryland load, 8.3 percent of its District of Columbia load and 5.3 percent of its Delaware load. The company also helps a number of customers to purchase Renewable Energy Credits (RECs), through which it provides cost-effective, environmentally sound green energy solutions individually tailored to meet each customer's goals within budget. The total load of green electricity delivered by Pepco Energy Services in 2010 was more than 1.05 million megawatt-hours.

Pepco Energy Services sold electricity in many states that require the purchase of renewable energy to comply with state-specific Renewable Portfolio Standards. States with green energy requirements include Maryland, New Jersey, Pennsylvania, Massachusetts, Connecticut, Texas, Delaware and the District of Columbia.

Solar Installations

Pepco Energy Services has designed and developed multiple solar, landfill gas and geothermal plant installations throughout the mid-Atlantic region, and in many cases the company maintains and operates these facilities as well. In December 2010, the company brought on line the largest single roof-mounted installation of solar electricity panels on a Pennsylvania government building — the roof of the Pennsylvania Farm Show and Expo Center in Harrisburg. The project's solar panels are capable of creating 130,000 kilowatt-hours of electricity annually, saving $9,600 in electricity costs each year.

Other recent Pepco Energy Services-contracted photovoltaic solar systems include:

- A 16 kilowatt (kW) system for Prince William County (Va.) Public Schools at Hylton Senior High. The system will provide an estimated 21,750 kilowatt-hours of electricity annually and will be monitored via a Web-based data logging and reporting program with daily, weekly and monthly electricity production totals that will be displayed for use by the school's faculty and students.
- A 300 kW solar photovoltaic ground-mounted array and a 52 kW solar PV carport array with a Class II electric car charging station for the U.S. Department of Energy on its Germantown, Md., campus, which will reduce annual electricity consumption by 378,000 kilowatt-hours.
- A 16 kW system for the Children's Inn on the National Institutes of Health campus in Bethesda, Md.
- A 10 kW system for the Metropolitan Washington Airports Authority (MWAA) to provide power to the Dulles Toll Road offices (the arrays are


Pepco Energy Services is active in generating power from reclaimed methane gas produced by landfills, which has been identified as a greenhouse gas suspected of contributing to global climate change.
LANDFILL GAS

clearly visible from the Toll Road's main toll plaza). The system will help MWAA to accomplish its environmental stewardship and awareness goals.

- A 750 kW high-efficiency solar PV system on two separate building rooftops, which are the largest of all systems installed under the Maryland Department of Transportation solar initiatives. The electricity generated will be used to directly power these facilities during peak operational hours, producing an estimated $93,400 per year in electricity savings.
- A 500 kW photovoltaic solar canopy system to be located on the roof of BWI Thurgood Marshall Airport's Daily Parking Garage. This system was partially funded through the EmPOWER Clean Energy Communities grant program by the Maryland Energy Administration.
- A 500 kW array for the Maryland Transit Authority that will be situated on the roof of the Authority's Northwest Bus Division garage.

Landfill Gas – Recycled and Renewable

Pepco Energy Services is active in generating power from reclaimed methane gas produced by landfills, which has been identified as a greenhouse gas suspected of contributing to global climate change.

Pepco Energy Services has constructed three landfill gas-to-energy facilities — one each in Fauquier County, Va.; White Marsh, Md.; and Bethlehem, Pa. The company offers each customer advanced engineering solutions to capture and burn this naturally occurring gas to generate electricity. These projects also offer positive long-term environmental impacts.

White Marsh, managed by the Maryland Department of Public Works, is the company's newest landfill gas solution, created for the Eastern Sanitary Landfill in Baltimore County, Md. Containing roughly 4.5 million tons of garbage, the landfill grows by more than 160,000 tons annually. The department sought an efficient landfill gas-to-energy system requiring no financial investment by the county. In response, Pepco

Energy Services designed an electricpower - generating system that consists of three state-of-the-art engine/generator sets, expandable to four. The engines that drive the generators burn the landfill gas and the generators create up to three megawatts of electricity — the equivalent of the electricity created by burning 79 railroad cars of coal per year. This unique solution has dual benefits: It delivers enough energy to power 1,400 homes annually, while reducing greenhouse gases equivalent to the removal of 2,400 cars from the county's roads each year. The system is housed in the landfill's main building, which is designed to contain the sound from the engines and generators, minimizing noise pollution.

The company's Bethlehem, Pa., landfill gas project delivers up to five megawatts of electricity. The 8,800s quarefoot plant houses a combustion turbine that produces enough electricity to power 3,000 homes and replace 140 railcars of coal per year. This will eliminate the more than 18,000 metric tons of carbon dioxide (CO_2) that would be emitted by a conventional coalbur ning power plant to produce the same amount of power.

The company also operates a two-megawatt landfill gas generating station in Fauquier County, Va., which generates smaller amounts of energy; its greenhouse gas reductions are proportionally lower.

In late 2010, Pepco Energy Services was awarded a $3.9 million contract to design, build and construct a fourth landfill gas electrical generating station. The new landfill gas station will be located at the Alpha Ridge Landfill in Howard County, Md., and will produce one megawatt of electric power from generators powered by captured landfill gas. At full operation, the plant is estimated to eliminate greenhouse gases equivalent to 5,400 metric tons of CO_2 annually.



Pepco Energy Services designs, installs and maintains solar arrays for commercial, industrial and government customers.



Environmental
Compliance and Performance Assessment

Mike Maxwell, PHI Vice President, Asset Management, and Mary Pekot, Manager, Electric Maintenance, inspect a 'green' substation in Washington's Georgetown. In addition to its green roof, the building envelope achieves architectural harmony with the historic neighborhood.

PHI recognizes the benefits of reducing greenhouse gas emissions on a global basis, and the company is taking action to reduce its carbon footprint.

PHI's environmental management system helps set priorities for action and challenges our employees to reduce the impacts of our business activities, while improving our environmental performance. PHI's environmental management system embeds environmental planning and analysis into processes across the company and holds PHI employees at all levels responsible and accountable for environmental performance.

Compliance Is Key

Compliance with environmental requirements is a critical element of our company's business success. All employees are required to understand and comply with the laws, regulations and internal standards that apply to the performance of their job. Employees are expected to ensure that the company's dayt oday operations comply with these requirements. A solid record of compliance, together with aggressive pollution prevention and environmental risk reduction programs, demonstrates our environmental commitment. PHI has developed a number of proactive, fully compliant and sustainable solutions to the environmental challenges we face. We will continue to work diligently toward ensuring environmental compliance in order to meet the expectations of customers, shareholders and our regulators. We are committed to improving our environmental performance and our ultimate measure of success is how well we meet the environmental expectations of the communities we serve.

Climate Change

PHI recognizes the benefits of reducing greenhouse gas (GHG) emissions on a global basis and is taking action to reduce its carbon footprint. We are working hard to develop and implement solutions to climate change that balance the need to protect the environment with the need to minimize the economic impacts on American families and businesses.

PHI has many strategies in place to stabilize and gradually reduce our GHG emissions through deploying cost-effective, emission-reducing technologies throughout our operations, including:

- Alternatively fueled, hybrid electric and plug-in electric vehicles;
- Energy-efficient lighting for facilities and properties;
- Energy-efficient heating, ventilation and air-conditioning systems in our facilities; and
- Long-standing commitments to waste recycling programs that reduce indirect emission of GHG (from the manufacture of new materials and the decomposition of waste materials).

In 2009 and 2010, PHI's GHG emissions associated with energy consumption at our power delivery facilities and office buildings were 91,967 and 115,460 CO_2 metric tons, respectively (see Figure 1). In spite of the many energy efficiency initiatives we continue to implement at our facilities, there were increases in our energy consumption over the last two years due to volatility in weather and heating and cooling days.

PHI is continuing to transform our vehicle fleet by adopting environmentally friendly technologies such as hybrids, plug-ins and alternatively fueled vehicles to curb greenhouse gas emissions, and by using biodiesel fuel in those vehicles that have diesel engines. In 2010, GHG emissions associated with our vehicle fleet were 2.21 pounds of carbon dioxide equivalent (CO_2e) per vehicle-mile driven. This was an increase from 2.07 pounds of CO_2e that we reported in 2009; however, the 2010 calculation also included hydro-fluorocarbon emissions from our vehicle fleet that were not previously reported.

The fleet is being transformed with commercially available hybrid and

FIGURE 1
Annual CO_2 Emissions Associated with Energy Consumption at PHI Facilities



120,000
100,000
80,000
60,000
40,000
76,000
20,000
0
CO2 Metric Tons
87,067
77,257
91,967
115,460
2007
2008
2009
2010


Hybrid

alternative fuel technology as vehicles are due for replacement. PHI also is investigating emerging vehicle technologies for compatibility with our fleet requirements and plans to introduce them as they become commercially available.

2010 Hybrid Vehicles

Type	Atlantic City Electric	Delmarva Power	Pepco	Total
Hybrid Cars	8	30	34	72
Hybrid SUVs	20	47	34	101
Hybrid Trucks	5	6	10	21
Total	33	83	78	194

PHI has added 11 more hybrid bucket trucks to our fleet as a result of our successful 2004 participation as one of 14 utility companies to partner with Westart-CALSTART, International and Eaton Industries to test and evaluate a 42-foot hybrid bucket truck. The truck's bucket can be operated in electric-only mode, which reduces emissions and eliminates engine noise while workers are maintaining utility equipment. The hybrid bucket trucks are fueled with biodiesel.

PHI continues to participate in pilot programs and has supported research in vehicle-to-grid technology sponsored by the University of Delaware. The company also is participating in an Electric Power Research Institute (EPRI) program to test a plug-in electric bucket truck, and is working with Odyne Systems to test a plug-in compressor truck for the Delmarva Power Gas Division in Wilmington, Del.

PHI is working with Ford Motor Company to demonstrate and evaluate the general performance characteristics and plug-in performance of the plug-in hybrid Ford Escape. The company also is partnering with General Motors Corporation to evaluate its Chevy Volt plug-in electric passenger car, and has converted an existing Toyota Prius hybrid passenger car to an electric plug-in. These plug-in electric vehicles will be tested to determine suitability for our fleet as well as compatibility with emerging smart grid technology.

In 2010, PHI responded for the third time to the voluntary annual GHG emissions benchmarking survey conducted by the Carbon Disclosure Project (CDP) and was named once again to the Carbon Disclosure Leadership Index. The index placed PHI in the top tier of S&P 500 companies — and among the top five utilities — for carbon performance.

A key component of CDP's annual S&P 500 Report, the index highlights S&P 500 companies that have displayed the most professional approach to corporate governance with respect to climate change disclosure. Companies are scored on their climate change disclosure practices with high scores indicating good internal data management and understanding of climate change-related issues affecting the company.

The CDP, which represents 534 institutional investors with $64 trillion in assets

2010 Total PHI Recycled Materials: 68,943 Tons of Recycled Material


5%
1%
3%
3%

- Construction, Soil and Yard Wastes: 60,741 tons (88%)
- Electronic Equipment and Associated Commodities (e.g., Transformers, Capacitors, Cresote Wood Poles): 3,551 tons (5%)
- Fleet and Facility Commodities (e.g., Batteries, Tires, Paper, Lamps, Computers, Electronics): 976 tons (1%)
- Used Oil, Solvents and Other Recyclable Liquids: 1,741 tons (3%)
- Scrap Metals: 1,934 tons (3%)

under management, conducts a rigorous annual survey of companies worldwide that participate voluntarily, providing detailed information about their environmental standards and performance. Participating companies report data on their historic levels of greenhouse gas emissions; development and implementation of monitoring and reduction protocols; and historic and recent performance against self-developed reduction goals.

Continued participation in the CDP provides PHI an opportunity to better understand emerging climate change issues and take positive actions to manage and mitigate our identified risks.

Sound Monitoring

PHI monitors the sound levels of our operations and facilities to ensure regulatory compliance and to minimize the sound impact to the surrounding communities in which PHI operates. Employees responsible for sound monitoring receive specialized training and acquire certifications such as the New Jersey Community Noise Enforcement Certification.

To monitor sound levels, PHI representatives visit sites to gather site information and field data for analysis. PHI then determines compliance with local or state sound regulations as well as analyzes the sound impact on the surrounding community. To determine the optimal solution, sound levels emitted from the current equipment at a site are often compared with the sound levels of alternative equipment. PHI responds to customer concerns of excess sound promptly and carefully. We assess the sound levels and implement the proper recommendations. Solutions may include installing sound panels, replacing parts and switching equipment. The ultimate goal is to reduce sound output, when warranted, and to minimize the sound impact to the surrounding community.

Pollution Prevention – Reduce, Reuse, Recycle

For the past 11 years, PHI has actively participated in the EPA's WasteWise voluntary recycling, reuse and waste prevention program. WasteWise is a successful partnership program that seeks to reduce solid waste through innovative waste prevention and recycling techniques. In addition, PHI has engaged in recycling partnerships in many of the states and counties in which we operate.

PHI takes a proactive approach to minimize waste generation throughout our entire organization by embedding the concept of sustainability into our operations. In 2010, PHI was able to increase our waste prevention and recycling rate by nearly threefold from the prior year, reusing or recycling just over 68,000 tons of materials and recycling more than 458,395 gallons of used petroleum-based products. A few success stories are detailed below:

Meter Recycling – PHI is installing smart meters capable of providing customers detailed account-specific information that can be used by the customer to manage their energy use more efficiently. Because PHI was able to identify a company that could reuse our customers' existing meters, PHI's initial deployment of smart

A newly constructed enclosure makes this substation a quieter and more attractive 'neighbor.'


BEFORE

meters resulted in the diversion of 244 tons of meter waste from landfills.

Use of Biodiesel – PHI maintains a significant number of vehicles to build, maintain and service power delivery lines and equipment throughout our expansive service territories. In an effort to lower carbon emissions from our fleet, PHI switched to biodiesel fuel. In 2010, PHI used a total of 1,100,166 gallons of biodiesel, which equates to 100,166 gallons of renewable soy product.

Wood and Metal Recycling – PHI purchases a significant volume of electric cable to build and maintain our power delivery system. In 2010, PHI sent a total of 126,605 pounds (63 tons) of wood and metal cable reels back to the manufacturer for reuse and, whenever possible, ordered wire without reels. These purchasing and reuse efforts, along with our efforts to recycle our electrical equipment at the end of its useful life, allowed the company to divert just over 1,700 tons of metal and wood waste from landfills.



PHI engineers regularly monitor performance of vendors who recycle company materials, such as these used cable spools.

Green Purchasing Program

PHI implements a Green Purchasing Program that involves selecting and acquiring products and services that most effectively minimize any adverse environmental impacts over their life cycle of manufacturing, transportation, use and recycling or disposal. PHI's Green Purchasing Program involves buying goods and services from manufacturers and vendors who share our commitment to protecting human health and the environment. This commitment helps us to reduce pollution; conserve natural resources and energy; stimulate new markets for recycled materials; provide potential cost savings; reduce liabilities and comply with environmental laws and regulations.

Storm Water Control and Low-Impact Development

Storm water runoff is rain water or snowmelt that runs off the land and into streams, rivers and lakes. When storm water runs through industrial sites, it may pick up pollutants and transport them into nearby waterways. In order to comply with EPA's storm water runoff pollution regulations, PHI secures National Pollutant Discharge Elimination System permits and develops storm water pollution prevention plans for our operational and construction activities when required. Our plans identify potential sources of pollution that may impact storm water discharges at our facilities. In addition, they identify existing and proposed best management practices to reduce these pollutants, present an implementation plan for the proposed practices, outline an employee training program and describe procedures for plan evaluation.

As a further demonstration of our commitment to preserving our waterways, PHI implements low-impact development projects to restore natural beauty to the land and protect surrounding resources. Low-impact development is a technique that reduces surface water pollution by increasing ground absorption of storm water runoff near its source. Rain gardens are an example of this type of project and are built in low-lying areas with precisely designed layers of soil, sand and organic mulch to filter particulate matter, trace metals and other pollutants to prevent their discharge into a waterway. The soil holds the storm water to benefit the garden's grasses, trees and flowers.

The success of the low-impact development technique at Edison Place, PHI's headquarters building in Washington, D.C., and at the Benning Service Center, also in Washington, led to a long-term commitment to protect the Anacostia River watershed through developing a series of rain gardens at the Benning Service Center. PHI will continue to pursue additional low-impact development opportunities as part of decommissioning, construction and operational activities.

Spill Prevention

PHI utilities use various types of equipment, such as transformers and circuit breakers, which contain dielectric fluid (i.e., mineral oil) for insulation, compressor oil and hydraulic oil. Oil-filled equipment is often found at our substations, switching stations and equipment storage and maintenance facilities. PHI implements spill prevention, control and countermeasure plans and programs to prevent accidental oil spills from these facilities.

PHI continually assesses our operations and, when needed, makes improvements to our plans and programs to meet regulatory requirements and implement good engineering practices to protect natural resources such as land, water and wildlife. Some of our facilities have simple systems in place, such as gravel surfaces, covered drains and containment pits to adequately control storm water runoff, while other facilities rely on equipment, such as oil-water separators, for preventing discharges while draining storm water. PHI also ensures that spill response equipment (e.g., absorbent pads) is maintained in an accessible location to respond to smaller spills and leaks from our oil-filled equipment.

PHI closely monitors spill prevention equipment at our facilities to ensure proper operation. This includes implementing a formal inspection and maintenance program of our oil-filled and spill prevention equipment to prevent leaks, equipment malfunctions and spills. In addition, PHI ensures that our employees are trained in the operation and maintenance of our equipment, on-site-specific spill prevention plans and other regulatory requirements. PHI has committed resources to making the appropriate notifications and providing a timely response to controlling and cleaning up any accidental releases. PHI also maintains outside contractors to assist in any spill cleanup, as needed.

PHI implements a total of 435 spill prevention control and countermeasure plans at our facilities. These plans include emergency procedures, inventory of equipment, site drawings, spill response equipment, cleanup contractors and disposal facilities. In 2010, to further improve upon our spill prevention programs, PHI has changed out deteriorated and specific oil-filled breakers with gas-filled breakers. This not only eliminates some of our potential for oil spills, but also further safeguards the reliability of our operations since gas effectively insulates electrical equipment. PHI also has installed fiberglass panels around specific transformers to help improve containment in the event of an accidental spill.

Greening our Substations

Over the next decades, expansion of the electric transmission system will be necessary to accommodate new sources of generation and to replace aging infrastructure. Construction of new electric substations and/or expansions of existing substations often will be required as part of these projects. Siting approvals for substation projects are often hindered by public concerns about perceived impacts of substations. Issues such as noise, property values, electric and magnetic fields, visual impacts and other environmental concerns are often cited by the public in opposing substation projects.

In response, PHI has made serious commitments to the sustainable operation of our business, including reducing the environmental footprint of our substation planning and construction. Many of the practices that PHI has developed to reduce substation impacts during permitting, design and construction also are solutions to public concerns about substations.

PHI has identified the following priorities in our efforts to make the design of our existing and new substations more "green":

- Siting and permitting – mitigating noise; avoiding natural resource impact; reducing electromagnetic fields and visual impacts; and considering the potential to reuse or

This solar array powers Pepco's 'green' substation in northeast Washington, D.C.



redevelop Brownfield properties

- Design considerations – being able to implement effective spill prevention and control measures, ergonomics and animal deterrents
- Construction methods – using LEED-equivalent standards such as low-impact methods, solar panels and recycled materials
- Operations and Maintenance – using effective storm water management techniques, controlling emissions and ensuring worker health and safety.

PHI continues to consider and prioritize ways to reduce potential impacts from the land, equipment and buildings that make up our substations, while working to provide safe and reliable electricity for our customers.

In 2003, PHI worked with a developer to create a more aesthetically pleasing view to nearby homeowners by installing a "green roof" on top of a waterfront substation building in Washington, D.C. The "green roof" was designed to mimic a prairie environment that supports plants, such as daffodils, daylilies and Russian sage, which thrive without much water. This proved to be the optimal design, providing an admirable and unique rooftop garden to the surrounding community, while still protecting our high-voltage equipment through the careful selection of plants that prevent potential water intrusion into the building. Green roofs also are environmentally beneficial, because of their abilities to reduce storm water runoff, filter pollutants and lower urban air temperatures through evapotranspiration.



Rain gardens like this one at our Benning Road facility filter contaminants from precipitation before they can reach nearby waterways.

Environmental Risk Management

PHI identifies, manages, communicates, monitors and prioritizes environmental risks and opportunities associated with our operations through our environmental management system. This system is built upon a series of forward-looking corporate policies that provide a comprehensive framework for implementing our environmental vision within all aspects of the company's business operations and activities. Additionally, PHI's environmental management system includes corporate procedures and standards that help implement these corporate policies, clarify employee obligations and provide guidance on related topics.

Environmental Compliance

PHI's policy is to conduct our operations in full compliance with all applicable regulatory requirements. Our overarching goal is to prevent any and all violations of environmental rules, regulations and permit requirements. PHI's environmental performance — as measured in part by the number of citations issued by regulatory agencies — has shown significant improvement over the past five years due to our continued focus on operational excellence and execution of our internal environmental audit and self-inspection program.

In addition to our internal audits, we were engaged in 28 external inspections by environmental regulatory agencies and experienced three formal enforcement actions in our power delivery business. We carefully analyzed the root cause of each of these actions – as well as any other areas of concern identified by the regulators — and we worked to apply the lessons learned to prevent recurrence.

PHI's Risk Management Performance
Number of Citations Compared to Number of Facilities Audited


Citations
Number of Facilities Audited
2005
2006
2007
2008
2009
2010
12
11
9
5
3
3
13
15
16
32
43
54
Number of Citations
Number of Facilities Audited

*Note: Citations and auditing data beyond 2009 are reported only for PHI's power delivery and energy services businesses and reflect of the company's movement toward a more holistic auditing and self-inspection program.

Environmental Audit Program

One of PHI's key processes for reducing environmental risks, preventing incidents and fostering continuous improvement of our environmental, safety and health performance is the company's Environmental Audit Program. The primary objective of our program is to provide independent verification and assurance to management that the company's operations are being conducted in accordance with applicable laws, regulations and internal policies and standards.

The audit program is a risk-based tool that identifies and promotes best management practices and sustainable solutions that not only support compliance, but also drive continuous improvement in PHI's environmental performance throughout all the company's businesses, operations and facilities.

PHI utilizes an "audit-in-depth" process to ensure compliance with environmental laws, rules and regulations. This process uses a coordinated, multi-level approach to obtain broad coverage of all company activities by environmental professionals. It requires each operating area to participate in regularly scheduled risk-based facility- and/or program-specific audits and routine self-assessments of their operations to ensure that day-to-day activities are conducted in compliance with applicable federal, state and local environmental laws and regulations and in conformance with company policies and standards. After any audit or review is completed, findings and recommended areas of improvements are documented by personnel and are submitted to the responsible management team to ensure appropriate resolution of the identified risks or issues. During 2010, PHI conducted 98 audits and site inspections covering 54 facilities.

PHI designates a site environmental compliance officer for each of our facilities. Compliance officers are responsible for providing quarterly compliance certifications for each of their designated facilities. This certification is intended to attest that facility operations and activities were conducted in a manner that complies with applicable federal, state and local environmental laws and regulations during the previous calendar quarter as verified by periodic audits and site inspections. Site environmental compliance officers demonstrate facility compliance by affirming that applicable permit conditions were met and that no unresolved regulatory citations were received during the quarter.

Supplier Audit Program

In addition to conducting environmental audits of our own operations, PHI maintains a Supplier Audit Program that requires comprehensive compliance and management system reviews of current and potential commercial suppliers of waste transportation, storage, treatment, reclamation and disposal, emergency response waste services and other environmental services to any unit of PHI. Our Supplier Audit Program keeps us informed about how well suppliers are being managed, from both an operational and fiscal perspective. Such knowledge is essential to making sound waste management decisions and reducing potential risks and liabilities associated with PHI's use of commercial suppliers of environmental waste and recycling services. During 2010, PHI collaborated with a coalition of industry partners to review 16 suppliers across the United States.

Supplier Diversity Program

PHI recognizes our responsibilities to the communities we serve and the diversity of the customers with whom we conduct business. PHI aims to establish long-term relationships with diverse suppliers who provide products and services that assist us in providing safe, reliable and affordable electric service, while also protecting the environment. Through our commitment to supplier diversity, PHI establishes mutually beneficial relationships that make good business and economic sense in the communities we serve.


Sustaining
Our
Workforce
Diversity, engages employees at the annual *Diversity University.*

At PHI, our most valuable assets walk out the door at the end of every work day. They are our employees, and their knowledge and skills are what makes it possible to operate all aspects of our businesses and continually improve the service we provide our customers. It makes sense, therefore, that recruiting and retaining a high-quality, high-functioning workforce is a top priority for our companies.

A number of elements make up PHI's approach to ensuring workforce sustainability, but three are essential, and together they govern PHI's workforce management: safety and wellness, diversity and workforce planning.

Safety and Wellness

Safety

PHI and its affiliates are committed to excellence in workplace safety. We believe that there is not one job or activity so important that it cannot be accomplished in a safe manner. Safety is our most important corporate value and safe practices are the overarching priority in all work situations and under all conditions. Each PHI employee is responsible for their own safety and the safety of fellow employees, our contractors and the public. All employees are held accountable for implementing the corporate safety policy and knowing the safety requirements that apply to their assigned responsibilities.

PHI aspires to be an industry leader and top-quartile performer in the safety arena. PHI's management team developed a four-year strategic business plan in 2009 that is aligned with this aspiration and identifies multiple key initiatives in order to achieve this top-level safety performance by 2012.

Cultural Transformation

Several current initiatives support a cultural transformation toward improved safety performance across all regional brands and lines of business. These include an increased presence in the field of managers who focus on coaching employees who might place themselves at risk and ensuring that thorough tailgate discussions take place before work begins. These initiatives complement and reinforce the ongoing peertop eer observation program that is in place. Combined with implementation of the recently revised safety manual, these efforts are contributing to the continued downward trend in injury rates at PHI. (See figure 1.)

While PHI is making progress in injury reduction, there was a slight increase in the motor vehicle accident rate in 2010 as compared to the previous year. (See figure 2 on page 46.) PHI continues to advise employees to sharpen their focus when operating motor vehicles, follow requirements to seek assistance when backing or maneuvering in tight places, perform an inspection circle for safety before backing a vehicle and avoid backing whenever possible.

PHI believes that all accidents and injuries can be prevented and will continue to hold this as our vision: that every employee returns home safely each and every day. Until every employee completes every work day without experiencing an injury or a preventable motor vehicle accident, there is still work to be done.



Safe vehicle backing procedures are an important part of PHI's vehicle safety program.

Wellness

PHI is committed to promoting a healthy workforce through healthier lifestyles. The company's comprehensive wellness program offers several options to PHI employees.

Cardio Health Assessments – Cardio Kinetics provides each PHI employee with a company-sponsored free, voluntary, private and confidential onehour health assessment. Assessments include: exercise electrocardiogram (ECG); aerobic fitness; blood pressure; body mass index (BMI); *Smokerlyzer*® (breath levels of carbon monoxide); flexibility; muscular fitness; and low back health.

Tobacco Cessation Program – PHI offers the smoking cessation program, Tobacco Solutions, to all eligible PHI employees, retirees and dependents who wish to stop smoking. PHI contracts with *Tobacco Solutions* to offer helpful resources and tools along with confidential individual counseling to help employees become nonsmokers.

Health Monitoring Stations – Several of PHI's work locations are equipped with *LC500 Health Monitoring Stations.* Employees can use the stations to check their blood pressure, heart rate, weight and body mass index. The monitors are combined with Web technology that enables an employee to create a secure and confidential personal health record, download health measurements and track their progress toward better health.

Fitness Program Subsidy – Every PHI employee who joins a fitness center or weight loss center/program becomes eligible to receive a rebate of up to $100.

FIGURE 1

PHI OSHA Recordable Incidence Rate

(Rate Scale: 0 = Best, 5 = Worst)


5
4
3
2
1
0
2.69
1.89
1.60
1.96
1.58
2006
2007
2008
2009
2010

Diversity

PHI's diversity goals are to achieve an inclusive workforce and maximize the opportunities for diverse suppliers to do business with our company. In order to achieve these goals, PHI continues to attract, hire, develop, motivate and retain a diverse workforce. We simultaneously work within our business communities to identify highly qualified regional small businesses and to inform them of the services and products PHI needs.

Our staffing initiatives include

PHI fosters programs that provide guidance in building leadership skills for driving diversity into the key decisionmaki ng processes of all PHI businesses.

FIGURE 2
PHI Motor Vehicle Accident Incidence Rate
(Rate Scale: 0 = Best, 10 = Worst)



10
9
8
7
6
5
4
3
2
1
0
7.80
9.72
8.53
6.96
7.90
2006
2007
2008
2009
2010

diversity-focused components and work experience programs such as crossfunc - tional development, college engineering internships, engineering coops and pre-engineering programs. These programs provide work experience to high school and college students, while increasing the pool of potential candidates for hard-to-fill positions at PHI. As part of our external outreach initiatives, PHI partners our internal sourcing department with nonprofits and community businesses to increase such organizations' awareness of our requirements and related opportunities for doing business with PHI.

The Talent Management & Diversity Department is an integral part of PHI as it provides diversity leadership and development, succession, talent and performance management. This department further provides guidance in building leadership skills for driving diversity into the key decision-making processes of all PHI businesses. It is our mission to create a competitive advantage that increases value for PHI's employees, shareholders and suppliers.

To do this, we design and implement measurable initiatives that maximize PHI's ability to promote an inclusive work environment and increase opportunities to partner with regional businesses.

PHI Recognized for Diversity

PHI has received multiple recognitions for its commitment to diversity efforts. *Hispanic Business* magazine awarded PHI its "Diversity Best Companies" recognition for the fourth straight year, and *Black Enterprise* magazine recognized PHI as one of the "40 Best Companies for Diversity" for the sixth consecutive year. Also, the Human Rights Campaign Foundation ranked PHI within the top 100 in its Corporate Equality Index.



Workforce Planning

PHI's integrated workforce planning process addresses the challenges of building and maintaining a top-quality workforce. This process includes integrating our talent management initiatives to ensure we have the right people, with the right skills, at the right time to achieve PHI's business objectives.



The company's leadership development programs are designed to develop critical knowledge, skills and abilities; retain key talent; and prepare leaders for future positions.

- Our leadership development initiatives are not limited to executives. The company is highly ranked among large U.S. companies for leadership development in recognition of its Foundations of Supervision program for front-line supervisors. About 216 PHI employees graduated from this program between its inception in November 2007 and the end of 2010.

- In addition to PHI's awardwi nning leadership development program for front-line supervisors, PHI offers Leading Through The Future, a significant companywi de initiative providing formal development to middle managers. This leadership development program is designed to develop strong skills in systems thinking, business strategy and leadership. The primary objective of the program is to create alignment with PHI's key principles and approaches to PHI leadership, strategy and culture that managers must address as they balance daytoday operational requirements with long-term strategic goals and objectives. Between its inception in November 2009 and yearend 2010, 25 PHI managers graduated from this program.
- PHI offers several other employee development programs to enrich the employee work experience, while enhancing PHI's talent pool. A cross-PHI employee mentoring program, in place for six years, enables experienced employees to share their insights with both newer and long-term employees through one-on-one mentoring in leadership and professional skills.



Fundamentals of Supervision is one of PHI's flagship leadership development programs.



PHI is a member of the Center for Energy Workforce Development, a consortium of energy companies that is identifying and developing initiatives that address workforce challenges in the utility industry.

- To address the critical issue of knowledge retention, PHI has developed a pilot knowledge management process to transfer critical knowledge, skills and abilities from retirement-eligible employees to the mid-career and newer employees who will succeed them. PHI also has developed relationships with education-based nonprofits, high schools, technical schools and colleges to discuss curriculum and career opportunities.
- PHI has established ongoing partnerships with community colleges to develop education and training programs that will produce candidates for future employment at PHI.
- Onsite and online training programs are offered in a number of utility and PHI-specific areas. PHI also offers generous tuition reimbursement to employees, as well as online engineering degree programs through university partnerships.
- PHI has embedded the forecasting of staffing needs — based on anticipated retirements and historical retirement and attrition trends — into the annual budget process.
- PHI's integrated succession management process identifies key positions and key talent to fill them, thus ensuring business continuity.


delmarva
power
delmarva
power

Sustaining Our Communities

PHI believes that proactive education and community outreach are key components of demonstrating exceptional environmental stewardship.

Toward that end, PHI partners with community organizations, schools, civic groups and nonprofit agencies to encourage environmental sustainability and stewardship. PHI volunteers play an important role in these efforts by participating in environmental forums, serving on advisory boards and organizing public outreach events. Our corporate giving program also supports environmental education activities, and, together with employee volunteering, reflects our commitment to strengthening the environmental sustainability of the communities we serve.

Ocean Conservancy's Coastal Cleanup

For the 20th consecutive year, Delmarva Power sponsored the Ocean Conservancy's flagship International Coastal Cleanup that enlists volun-


elmarva
power

teers to collect and dispose of shoreline trash. In addition, the conservancy analyzes the collected materials and uses the data to project trends in shoreline litter and pollution. The Coastal Cleanup is held in conjunction with National Estuaries Day, which promotes the importance of protecting our estuaries and maintaining clean watersheds.

During the September 2010 event, Delmarva Power employees and other volunteers netted nearly 19,000 pounds of trash from 50 different sites across midA tlantic waterways and coastline. Items ranging from a fire extinguisher to an insulated pizza delivery bag were collected along with more typical items such as beverage containers and balloons. Balloons, in particular, pose a threat to wildlife, which can become entangled in the string and often mistake the balloons for food. In 2010, a records etting number of participants, each of whom received a commemorative Ts hirt from Delmarva Power, made the Coastal Cleanup event one of our most successful environmental partnerships.

Clean Ocean Action - Beach Sweeps

2010 was another banner year for the Clean Ocean Action Beach Sweep events in New Jersey. Atlantic City Electric was a corporate sponsor for both the spring and fall events. Approximately 8,372 volunteers collected 475,321 pounds of debris in six New Jersey counties and more than 60 Beach Sweep locations. Atlantic City Electric employees participated in the Cape May County Beach Sweep, helping to make that area clean and safe for all to enjoy.

Nation's River Bass Tournament

Pepco was one of the lead sponsors of the 2010 Nation's River Bass Tournament held by Living Classrooms of the National Capital Region and the U.S. Fish and Wildlife Service. The Nation's River Bass Tournament connects local, underserved youth from Maryland, Virginia and Washington, D.C., to local natural resources. The annual event is held at the National Harbor in Prince George's County, Md., where bass boats take students out for a day of exploration and hands-on lessons in fishing and ecology on the Potomac River. Each boat transports a student, corporate sponsor and qualified commercial fisherman. Along the National Harbor pier, PHI's Environmental Services team was one of numerous educational exhibitors, who provided students a unique environmental learning experience. Many stopped by the Pepco Captain Kilowatt video game exhibit, where they received backpacks filled with energy awareness and environmental educational materials.

Environmental Education Center in Delaware

The DuPont Environmental Education Center, operated by the Delaware Nature Society, is a PHI-supported initiative that provides hands-on environmental educa-



PHI employees are enthusiastic participants in the many annual river and beach cleanups across our region.



Congratulating the winner of the Pepco-sponsored 2010 Nation's River Bass Fishing event is Wesley McNealy, PHI Director, Environmental Services (left), with Tyra Hudson, the student winner; U.S. Fish & Wildlife Service Asst. Director Bryan Arroyo; and professional bass boat captain Peter Yanni.

tion for urban school children. The center, which opened in October 2009, is part of the 224ac re Russell W. Peterson Wildlife Refuge on the Christina Riverfront in Wilmington, Del. Delmarva Power's Gas Operations donated a parcel of company property for the facility's construction, and for more than 10 years actively participated in planning and developing the refuge, marsh restoration and center. The refuge property includes a pedestrian bridge, walking paths, a marsh pond and observation decks to view the tidal wetlands and the diverse animal life in the area.

This restored wetland habitat was once a former industrial Brownfield's site. Now the refuge has a 10ac re botanical garden leading to the center's entrance. A bronze statue of the visionary founder, Russell W. Peterson, a former Delaware Governor, greets visitors by the garden waterfall. Nearly 30 species of plants and animals have returned to this freshwater tidal marsh. The location is an ideal breeding spot for southern leopard frogs. Native plant species, such as marshmallow hibiscus, gray dogwood, black willow, Joepy e weed and cardinal flower, are thriving in this restored wetland.

Earth Day

Every day is "Earth Day" at PHI, and every year the company sponsors and participates in many special events during April. In addition to donating tree seedlings, ground cover and dune grasses to schools, parks and organizations, PHI employees participate in a variety of Earth Month events and work projects, for example, the Anacostia River Cleanup in Washington; the Nanticoke Shad Festival and the Takoma Park and Salisbury Zoo Earth Day celebrations in Maryland; and the Clean Ocean Action's Beach Sweep and Hammonton Green Day in New Jersey.

Of note, Atlantic City Electric is a primary sponsor of the Atlantic County Utilities Authority (ACUA) Earth Day festival at the Haneman Environmental Park in Egg Harbor Township, N.J. The ACUA supports sustainability initiatives within 25 counties in southern New Jersey with the organization's Earth Day festival attracting 5,000 participants. In 2010, 30 PHI employees participated, answering customer questions about the environment, safety, energy conservation, renewable energy and emergency preparedness.

Educating Young Arborists

Each summer, PHI's Forestry personnel actively participate in the National Resources Careers Conference. The seven-day event allows high school students from the mid-Atlantic region who are interested in forestry as a career to have a "hands-on" look at the profession. The students are taught wildlife ecology, watershed management, the latest geographic information and spatial technologies, and natural resource management. They also learn how to climb trees using arborist equipment and the importance of electrical safety. Students may even earn college credits for their participation by completing a short exam and presenting a forest management plan at the completion of the conference.



Speakers Bureau

Throughout the year, PHI employees visit schools and community groups to talk about energy conservation, electric and natural gas safety, vegetation management, and many other topics of environmental interest. Altogether, PHI employees contribute thousands of hours to help customers learn how to use energy more wisely, conserve resources and save on their natural gas and electric bills.

Online Energy Audits – My Account

My Account, a free online account management tool hosted on each of PHI's utility websites, allows residential and small business customers to view and pay their bill; find ways to save energy and manage costs; compare and analyze current and previous bills; understand why their bill has changed; and see where their electricity dollars go and how their usage compares to that of similar homes.

In addition, My Account customers can perform an online energy audit that provides details about their home's energy use, or use the online carbon calculator to determine their "carbon footprint."

And, as smart meters are installed and activated throughout our service area, through My Account customers will be able to view their individual account-specific energy use data to better control their energy use.

Pepco Energy Services' Green Team

In 2010 the Pepco Energy Services Green Team, comprised completely of volunteer Pepco Energy Service employees, recycled approximately 530 lbs. of nonconventional recyclables, including such items as electronics, plastic bags, batteries, fluorescent lamps, cell phones, and holiday string lights. The Green Team also coordinated recycling efforts with the building management's program to collect comingled recyclables such as paper, cardboard, plastic and metal. Additionally, the Green Team assembled teams to participate in the annual Alice Ferguson Potomac Watershed clean-up. In 2010, the Green Team's designated area for clean-up was Daingerfield Island in Alexandria, Va.



Delmarva Power volunteers greet visitors to Wilmington's riverfront Environmental Education Center with fact sheets and information on energy conservation and the company's environmental programs.

United Way

PHI's family of companies serves a large geographical area, and employs a diverse workforce representative of the region's diverse population. To reach as many organizations as possible that serve our customers' health, welfare, community and environmental needs, PHI supports United Way across our service territory. PHI boosts employees' generosity by matching 50 cents to every dollar pledged. Employees raise even more money for United Way's General Fund by holding "special events" such as the annual classic car show, talent show, cooking and baking competition, and employee photo contest.

In addition, PHI's executives have a tradition of lending their corporate expertise to help manage both the local organizations and their fund-raising campaigns, and that service continues today. In 2010, Joe Rigby, PHI Chairman, President and CEO, was Chair of the Finance Committee and Treasurer for the United Way National Capital Board of Directors, and Gary Stockbridge, Delmarva Power Region President, was a Delaware United Way Campaign Co-Chair. PHI's United Way Campaign raised nearly $1.1 million in 2010, making it the number one corporate campaign in the Washington National Capital area in 2010.

A sample of United Way and other charitable organizations and events that PHI employees support include: American Heart Walk; March of Dimes; several Special Olympics teams including the Arc Angels Hockey Team, Team Delaware Swimming and the Annual Polar Bear Plunge in Lewes, Del.; the American Red Cross; ALS Walk; Muscular Dystrophy Association; American Cancer Society; The Jack Langseder ForeverSTRONG Foundation; and United Cerebral Palsy of Delaware.

2010 PHI United Way
Photo Contest

PHI's annual United Way Campaign draws on the generosity and commitment of PHI employees separated by hundreds of miles, but united in our tradition of sharing. Our annual United Way photo contest is an opportunity for members of the PHI family to participate in one virtual "event," and share their talents and interest in the world around them. Some of the photos are taken on or near the PHI lands where we work, while others are taken during far-flung travels. And every year we are happily surprised at the beauty of the photographs, and relish this glimpse of another aspect of our diversity. The photos shown here are among the best entered in the 2010 contest.











Awards and Recognition

PHI is proud of the commendations we have received from governmental, nonprofit and industry entities that recognize our environmental and corporate responsibility achievements.

PHI's utilities often are recognized as well. For example, Atlantic City Electric was awarded Special Senate Recognition from the New Jersey Alliance For Action for outstanding service to the state of New Jersey. Pepco received the Excellence in Partnership Award from the United Communities Against Poverty; and Delmarva Power was recognized by the American Heart Association for its participation in the 2010 Heart Walk. Below are some award highlights.

PHI Remains a Leader in Carbon Disclosure

PHI was named once again to the Carbon Disclosure Leadership Index. The index places PHI in the top tier of S&P 500 companies for carbon management and performance. The rankings were announced Sept. 20, 2010, in New York by the Carbon Disclosure Project (CDP). A key component of CDP's annual S&P 500 Report, the index highlights S&P 500 companies that have displayed the most professional approach to corporate governance with respect to climate change disclosure. The questionnaire focuses on greenhouse gas emissions, emissions reduction targets and risks and opportunities associated with climate change. The Carbon Disclosure Project is an independent not-for-profit organization holding the largest database of primary corporate climate change and water information in the world.

PHI Moves into Top 100 of Newsweek's Greenest Large Companies in America

Newsweek magazine published its second annual "green" rankings of large companies in the United States. PHI ranked number 94 of the 500 U.S. companies listed, the third-highest place achieved by a utility company. Scores in three categories determined company rankings: "Policy & Performance" (45 percent), "Environmental Impact" (45 percent) and "Reputation" (10 percent). Companies were assessed by independent research firms hired by the magazine.

Key to PHI's excellent showing were the environmental commitment of the company's leadership and transparent reporting on all aspects of environmental performance, including our carbon footprint. Proactive self-review processes, participation in reporting mechanisms such as the Carbon Disclosure Project, and publicizing results through the *Environmental Sustainability Report* in print and on the Internet, weighed heavily in favor of PHI's ranking ahead of most industry peers.

PHI Utilities Recognized by Tree Line USA®

TREE LINE USA.

Atlantic City Electric, Delmarva Power and Pepco were once again named Tree Line USA® utilities by The Arbor Day Foundation in cooperation with the National Association of State Foresters. The Tree Line USA® program recognizes public and private utilities that demonstrate practices that protect and enhance America's urban forests. The program promotes the dual goals of safe, reliable electric service and abundant, healthy trees in America's communities. In addition, the program fosters best practices in utility arboriculture and public education by promoting three core standards: quality tree care; annual worker training in best practices; and tree planting and public education.

Arboriculture Award for PHI Forester

In April 2010, Steve Genua, a PHI Forester, was elected to a three-year term as an International Representative on the Board of Directors of the Mid-Atlantic Chapter of the International Society of Arboriculture (ISA). The ISA is a worldwide professional organization dedicated to fostering a greater appreciation for trees and promoting research, technology and professional practice of arboriculture. It has a membership of 21,000. The Mid-Atlantic Chapter serves Maryland, the District of Columbia, Virginia and West Virginia, and has a membership of 1,100.

All of the utility line clearance and vegetation management work that PHI utilities perform follows ISA standards and guidelines, and all of PHI's foresters are ISA-certified arborists.

PowerCentsDC Program

Pepco, with a team organized under the PowerCentsDC program, was honored by the Association of Energy Service Professionals for "Best in Pricing and Demand Response Program." Sponsored by Smart Meter Pilot Program, Inc. — a nonprofit organization comprised of Pepco, the D.C. Consumer Utility Board, the District of Columbia Office of the People's Counsel, the Public Service Commission of the District of Columbia and the International Brotherhood of Electrical Workers, Local 1900 — the program involved approximately 1,000 Pepco residential customers in the District of Columbia and operated for two summers and one winter.

The pilot offered customers the choice of three dynamic pricing options and real-time data to help them manage their usage and lower their bills. Ninety-three percent of the surveyed participants who expressed a preference preferred the PowerCentsDC program over the Standard Offer Service conventional pricing program. Eighty-nine percent would recommend PowerCentsDC to their friends and family. Overall, results prove that PowerCentsDC showed consumers were able to reduce their summer peak demand in response to dynamic pricing, energy information and automated control.

PHI Honored as "Employer of Choice" for Diversity

PHI and our Legal Department received a national recognition as an "Employer of Choice" from the Minority Corporate Council Association (MCCA) for PHI's diversity initiatives and programs and for PHI's furtherance of diversity within the legal profession. Joy Dorsey, PHI's Director, Talent Management & Diversity, participated in the MCCA's Diversity Dialogue program, which was a panel discussion of diversity best practices featuring award-winning companies. Panel members shared practical how-to information with attendees and provided details of their distinguished initiatives.

PHI Wins Award for Outstanding Supplier Diversity

PHI was honored by the Maryland Chamber of Commerce for our outstanding contributions to supplier diversity. PHI is the first company ever to be honored in the newly created category of Large Company Partner in Business. PHI's supplier diversity initiative has been widely recognized as a national model for the utility industry. In the category of innovation, PHI scored high marks with the judges because of "Sourcing Workflow," an online and transparent tool that allows professional buyers, user groups and PHI's Supplier Diversity team to review what is required for a request for proposal and add qualified bidders for consideration.

Maryland Green Registry

PHI is a member of the Maryland Green Registry – a voluntary self-certification program offering guidance and resources to help organizations set and meet their goals on the path to sustainability. PHI received notification that the company had successfully demonstrated that its policies and programs met certain standards of environmental disclosure, governance and performance to qualify for membership. The registry was launched in 2009 by Maryland Gov. Martin O'Malley.

PHI Corporate Leadership Awards

PHI was honored to receive a number of leadership awards in 2010, including Howard University's inaugural Entrepreneurship, Leadership, and Innovation (ELI) Corporate Leadership Award; the Marshall Heights Community Development Organization's Corporate Leadership Award and the Carnegie Institute's Excellence in Transmission Award.

PHI Corporate Headquarters Is Gold LEED® Certified

PHI's corporate headquarters, Edison Place, a 400,000 square-foot Class A office building in Washington, D.C., received the first U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED®) for Existing Buildings Award granted to a building in the District of Columbia. The LEED® certification demonstrates tremendous green building leadership in energy-saving design and facility management. Buildings apply for recertification every five years. Edison Place's certification will be eligible for renewal in 2014.

Pepco Earns Montgomery County Green Business Certification

Pepco was among the first companies to be certified under the Montgomery County, Md., Green Business Certification Program. The county's notification cited Pepco's "commitment to environmental stewardship, especially through using hybrid vehicles for staff and service transportation, your extensive recycling program and publishing an annual sustainability report." The certification is valid for two years.



This statue on Wilmington, Delaware's riverfront honors former Delaware Gov. Russell W. Peterson. He authored the 1971 *Coastal Zone Act*, which opened the way for cleanup of Wilmington's Christina River shoreline and restoration of the adjacent *Urban Wildlife Refuge* that bears his name.

Powering a Sustainable Future
2010 Environmental Sustainability Report
Pepco Holdings, Inc.

Executive Sponsors

Debbi Jarvis, Vice President
Corporate Citizenship & Social Responsibility

Karen Lefkowitz, Vice President
Business Transformation

Michael Maxwell, Vice President
Asset Management

Laura Monica, Vice President
Corporate Communications

Joy Dorsey, Director
Talent Management & Diversity

Wesley McNealy, Director
Corporate Environmental Services

Editorial

M.B. Corbett Hutchinson, Strategic Director
Rhonda Ellis, Managing Editor
Shirley Harmon, Project Manager
Vicki Land, Assistant Project Manager
Shrina Reavey, Assistant Project Manager
Rick Giammaria, Photographer

Contributors

Danielle Ali
Jack Barrar
Ghirmay Berhe
Scott Brown
Laura Buch
Virginia Burginger
Rachel Edelstein
Cristina Frank
Michael Gallagher
Michael Garrity
Sharon Gibson
Lauren Harrison
David Langseder
Mark Mazur
Larry O'Toole
Ryan Robichaud
Kennya Seeney
Bridget Shelton
Dana Small
Camille Smith
Steve Steffel
Dorothy Terry
Jason Tucker
Andrew Vahey
Therese Yewell

Design

Middour Nolan Design, Leesburg, Virginia



We the people of planet Earth
With respect for the dignity of each human life,
With concern for future generations,
With growing appreciation of our relationship to our environment,
With recognition of limits to our resources,
And with need for adequate food, air, water, shelter, health,
protection, justice and self-fulfillment,
Hereby declare our interdependence;
And resolve to work together in peace
And in harmony with our environment
To enhance the quality of life everywhere.

DECLARATION OF INTERDEPENDENCE
BY RUSSELL W. PETERSON
(WRITTEN IN 1973)

Contact PHI

Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068
(202) 872-2000
www.pepcoholdings.com

Atlantic City Electric
5100 Harding Highway
Mays Landing, NJ 08330
www.atlanticcityelectric.com

Delmarva Power
401 Eagle Run Road
Newark, DE 19714
www.delmarva.com

Pepco
701 Ninth Street, NW
Washington, DC 20068
www.pepco.com

Pepco Energy Services
1300 North 17th Street
Suite 1600
Arlington, VA 22209
www.pepcoenergy.com

For more information about PHI and the environment, please contact us via email at: enviroinfo@pepcoholdings.com.

